3/18


07023780

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Varitronix International Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 2 5 2007
THOMSON
FINANCIAL

FILE NO. 82- 03820

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dy

DAT : 5/24/07

VARITRONIX

GEARED UP
FOR A COLOURFUL FUTURE

Varitronix International Limited
2006 Annual Report



Stock Code 710

CONTENTS

FINANCIAL HIGHLIGHTS

TURNOVER BY MARKET SEGMENT


2006
North America
6%
Others
2%
Rest of Asia
14%
Europe
38%
PRC & HK
40%

	2006
PRC & HK	**40%**
Europe	**38%**
Rest of Asia	**14%**
North America	**6%**
Others	**2%**
Total	**100%**


2005
North America
4%
Others
3%
Rest of Asia
19%
Europe
32%
PRC & HK
42%

	2005
PRC & HK	42%
Europe	32%
Rest of Asia	19%
North America	4%
Others	3%
Total	100%

(HK$'000)	2002	2003	2004	2005	**2006**
Turnover	1,085,558	1,274,788	2,006,331	1,979,807	**1,867,075**
Profit / (loss) from operations	140,838	197,295	249,169	(166,530)	**199,999**
Profit / (loss) attributable to shareholders	118,219	151,241	192,712	(178,976)	**173,228**
Earnings / (loss) per share (HK cents)					
Basic	37	49	62	(56)	**54**
Fully diluted	37	49	61	(56)	**54**
Fixed assets	398,080	414,662	412,077	369,647	**335,619**
Total assets less current liabilities	1,459,427	1,508,375	1,644,938	1,354,419	**1,342,310**
Net assets	1,418,084	1,466,599	1,606,938	1,322,937	**1,342,070**
Total equity attributable to shareholders	1,389,702	1,427,218	1,551,030	1,289,145	**1,322,454**


VISIBLE

CHAIRMEN'S STATEMENT

On behalf of Varitronix International Limited and its subsidiaries ("Varitronix" or the "Group"), we are pleased to present the Group's annual results for the year ended 31 December 2006.

During the year under review, the Group recorded a turnover of HK$1,867 million as compared to last year's HK$1,980 million. Profit from operations was HK$200 million and profit attributable to shareholders was HK$173 million, compared to a loss in 2005 which was due to certain impairment losses, write-offs and provisions.

The Board of Directors recommended a final dividend of 24 HK cents per share (2005: 28 HK cents per share). Combined with the interim dividend of 9 HK cents per share (2005: 10 HK cents per share), total dividends for the year amounted to 33 HK cents per share (2005: 38 HK cents per share), representing a payout ratio of 61%.

2006 witnessed the use of LCD technology in a widened range of applications from automotive and industrial equipment to home electrical appliances and electronic consumer products. This trend has fuelled a strong demand in the market for the Group's products, generating stable order flows. It is apparent, however, that the development of LCD technology has reached an advanced stage and the profit margin from such products has to be adjusted in the face of stiff competition, as is expected in any normal product development cycle.

The Group has responded to the threat of such competition by implementing measures such as the development of a diversified range of high value-added products to meet the stringent and unique requirements of our customers. Efforts are made to develop certain new technologies that are rarely seen in the market, turning them into the Group's key products to create new sources of revenue and to raise profitability. At the same time, the Group is committed to the goal of keeping our production, operation and material costs under control. In so doing, the Group is able to broaden sources of income and reduce expenditure to maximize yields.

RESULTS HIGHLIGHTS

HK$' million	2006	2005
Turnover	**1,867**	1,980
Profit/(Loss) from operations	**200**	(167)
Profit/(Loss) attributable to shareholders	**173**	(179)
Basic earnings/(loss) per share	**54 HK cents**	(56) HK cents
Final dividend per share	**24 HK cents**	28 HK cents





REVIEW OF OPERATIONS

Automotive Products Market

In the period under review, the Group has recorded satisfactory progress in its automotive LCD product business, with business in Europe accounting for 50% of the Group's total turnover from this sector, and the remaining half coming from the US, South East Asia and the PRC. A notable development in 2006 is that many European automotive manufacturers have set up production plants in the Mainland, and it is predicted that these new plants will gradually take over the responsibility of purchasing specific raw materials and components. The Group has made it an important part of our marketing strategy to strike strategic partnerships with such branch offices and opened its first sales office in Shanghai in the year to facilitate efforts to develop the automotive market in the PRC.

In Korea, the sales of automotive LCD displays in 2006 have recorded better results than in the corresponding period last year, with a rise in the number of units per order. The Group's products are mainly applied in audio equipment in automobiles.

In the American market, there is a marked trend developing as more and more automotive manufacturers switch to LCD in place of Vacuum Fluorescent Displays. This has presented the Group with a wider scope of development in this sector.

The Group has also undertaken decisive steps to penetrate the automotive manufacturing stronghold in Japan. As the Group has already formed business relationships with many Japanese production plants in Europe and America, we are capitalizing on their referrals to open up negotiations with their headquarters in Japan as our first step in tapping into the Japanese market. The Group is off to a good start and has already received our first batch of orders.

Industrial and Consumer Markets

Our orders generated from these sectors come mainly from Europe and North America. Owing to a robust economy in Europe in 2006, there is a steady rise in demand for industrial (data readers and mileage meters) and consumer products (cordless phones and home electrical appliances). There is a strong growth in the volume of the Group's business in these sectors with particularly encouraging results in home electrical appliances.

The home electrical appliances market is a newly developed sector which has shown vast growth in 2006. The Group's display units are already used in a number of European brand names of home electrical appliances.

The Group's focus in the North American market is in the US, with steadily rising business volumes in 2006. The majority of our customers in this market come from the industrial sector, which favours mono-colour displays. There have been more enquiries about TFT recently with target users being large-scale industrial and medical equipment manufacturers.

Mobile Phone Market

Business in this sector is concentrated in the PRC, the characteristics of which are mass production volume, short delivery and quick repeat orders. In the year under review, the Group continued to concentrate on promoting LCD to non-major brand handset manufacturers and sales from such customers have risen since the second half of the year. At the same time, the Group will make full use of opportunities to market LCD products for use in other portable electronic products in China.

PROSPECTS

Product Development

Building on the foundation of LCD manufacturing, the Group's Technology Team has developed an Improved Black Nematic (IBN) display with high contrast, high resolution and sharp images. The new technology has received a satisfactory initial response from our customers, who have enquired about details in regard to applications and pricing. It is hoped that the new technology would be launched in the near future after further fine-tuning and modification.

Automotive Market

The Group is convinced that the Asian automotive market, especially that of the PRC, has immense growth potential, and will therefore inject more resources into developing the business of automotive LCD applications in this region.

The group is also actively developing new products such as IBN, which is especially suited for outdoor use due to its wide viewing angles and high display quality, and is therefore particularly compatible with the strict requirements of automotive applications. The Group plans to promote such new products to existing and new automotive customers, so as to expand our product portfolio and applications to develop new revenue sources.

European Market

The Group occupies a firm foothold in the European market, with longstanding relationships built with automotive and industrial clients. The Group now plans to extend our business in the home electrical appliances sector. According to Datamonitor research report (June 2006), the European household appliances market is forecasted to have a value of US$42.3 billion in 2010, representing an increase of 12.4% since 2005, thereby prompting the Group to dedicate efforts to tap into this highly lucrative market. The Group has also established a new sales office in the Netherlands, and plans to develop the Russian market and extend our business reach to Northern and Eastern Europe.

American Market

The American market focuses mainly on industrial equipment. The Group will market more TFT display products to industrial and medical equipment customers in 2007, to increase sales from existing customers and identify new client sources.

It is envisaged that the percentage of total sales from automotive customers will increase in 2007. We are confident that revenue generated from this sector will improve commensurate with our experience in the development of automotive display units and our production of high quality products.



Korean Market

Efforts made in the Korean market will concentrate on automotive, consumer and telecommunications products. Our business in automotive display units will benefit from the thriving development of the Korean automotive industry. High-end portable visual telecommunication products such as PMP customers and telecommunications products such as cordless phone manufacturers are also the Group's key targets. Applications of small-to-medium sized TFT displays are popular as well in Korea.

Japanese Market

The Group has established business relationships in Japan in the year under review and such efforts have started to generate orders. Under the present market situation, we have identified three target segments with potential in Japan: automotive, industrial and consumer products. In addition, electronic price labels using Bistable Cholesteric Display (BCD) technology is becoming more widely used in Japan, and it is the Group's strategy to actively promote our BCD products in this market that values high technology.

SUMMARY

Presently, good market sentiments prevail and our sales orders are on the increase. We foresee that such favourable conditions will continue. In 2007, our priority will be to keep our costs under control and increase productivity in an efficient manner to meet the demands of our customers.

ACKNOWLEDGEMENT

During the year, the Group has been actively pursuing management talent and training middle management who have demonstrated good potential, providing them with ample opportunities to prove their capabilities in order to prepare them for greater responsibilities in leading the Group forward.

Management would like to express our thanks to the Board of Directors, our staff and shareholders for their support in the past year. We shall continue to act in the Varitronix spirit to continue to better ourselves, to improve on our technology and focus our efforts on production to enhance the Group's value.

Ever since the establishment of the Group in 1978, Dr C C Chang has dedicated himself to leading the company and constantly improving on the technology of LCD manufacturing, rendering Varitronix a unique LCD manufacturer in Hong Kong. Dr Chang will retire voluntarily in the forthcoming Annual General Meeting, but will become Honorary Chairman. The Board of Directors would like to thank Dr Chang for his contribution to Varitronix throughout his tenure. His vision, technological expertise, experience and resolution are direct factors contributing to Varitronix's success. The management team and every staff member of the Group pledge to strive to improve our technology and further develop our business so as to live up to the expectations of our founders.

Chang Chu Cheng
Chairman

Ko Chun Shun, Johnson
Chairman

Hong Kong, 19 April 2007

REVIEW
OF OPERATIONS


RUSSIA
SWITZERLAND
U.S.
BEIJING
SHANGHAI
MACAU

EUROPE

Sales in Europe achieved a historic high of HK$703 million in 2006, representing growth of 11% from HK$636 million in 2005. Sales in this region accounted for 38% of the Group's turnover and it remained the Group's second-largest sales contributor after the PRC & HK region. The robust sales in Europe were driven by the automotive sector as well as the industrial/ consumer sector with applications for high-end white goods. In February 2006, Varitronix held a workshop in Germany, demonstrating its latest technologies for automotive applications. The workshop drew an enthusiastic audience both locally and from the rest of Europe, and initiated discussion about a number of projects. The Group also received an enthusiastic response from buyers around the world when it participated in Electronica, a world-class showcase of electronic technologies held in Germany in November 2006. In the second half of 2006, sales in Europe amounted to HK$356 million, representing 3% growth from the first half of 2006 and 15% growth from the second half of 2005.

NORTH AMERICA

Sales in North America amounted to HK$110 million in 2006, representing 24% growth from HK$88 million in 2005. Sales in this region accounted for 6% of the Group's turnover. Sales in North America are expected to gain more importance in 2007 and beyond. Varitronix has extended its sales and technical service network in North America to meet the growing demand for high-end LCD products in the region. As in Europe, sales growth in North America in the second half of 2006 surpassed that in the first half. For the second half of 2006, sales in North America amounted to HK$60 million, representing 20% growth from the first half of 2006 and 28% growth from the second half of 2005.

THE PRC & HONG KONG

Sales in the PRC & Hong Kong amounted to HK$744 million in 2006, representing a decline of 10% from HK$828 million in 2005. Sales in this region accounted for 40% of the Group's turnover. The full-year decline of sales in this region was due to the year-on-year decline in the first half of the year. After Varitronix successfully completed the repositioning of itself in the mobile phone sector, sales in this region recovered. In the second half of 2006, sales in the region recorded positive half-year-on-half-year growth for the first time since 2004. In the second half of 2006, sales in the PRC and Hong Kong amounted to HK$430 million, representing 37% growth from the first half of 2006 and 6% growth from the second half of 2005.

REST OF ASIA

Sales in the rest of Asia amounted to HK$261 million in 2006, representing a decline of 30% from HK$372 million in 2005. Sales in this region accounted for 14% of the Group's turnover. The full-year decline of sales in this region was due to the year-on-year decline in the first half of the year. During the first half of 2006, demand from manufacturers of portable consumer electronics weakened. This was, however, partly offset by encouraging demand from auto parts manufacturers in Korea. Due to the recovery of demand from manufacturers of portable consumer electronics as well as the continued robustness of the automotive sector, sales in this region stabilised in the second half. In an exhibition held in Korea in October, Varitronix presented a range of TFT solutions which received an encouraging response from consumer electronics manufacturers. In the second half of 2006, sales in this region amounted to HK$149 million, representing 33% growth from the first half of 2006 and a 10% decline from the second half of 2005.



OTHERS

Sales in other regions amounted to HK$49 million in 2006, representing a decline of 11% from HK$55 million in 2005. Sales in these regions accounted for 2% of the Group's turnover.

PRODUCTION

To meet growing demand and ensure that the Group has adequate room for future expansion, the construction of a new production plant in Shenzhen was completed in the first quarter of 2007 and production will commence in the second quarter. This production plant is located adjacent to the existing production plant in Nanling, Shenzhen, as part of the Group's strategy of expanding production capacity to accommodate the anticipated increase in demand. As with all the existing plants, the new plant is designed to comply with the international quality standards of ISO 9001, TS 16949 and ISO 14001.

MARKET EXPANSION

Varitronix will continue to strengthen its market penetration into its four strategic market regions - Europe, the US, the PRC & HK and the rest of Asia. In 2006, the Group significantly extended its sales and technical services network in these regions. In addition to the five existing offices in Germany, Italy, France, the UK and Switzerland, the Group has extended its reach to Eastern Europe and Netherlands. In the US, the Group has expanding its coverage to Midwest from the existing office in Los Angeles. Two stations were established in Shanghai, Shenzhen, in addition to the five existing offices in Beijing, Hong Kong, Macau, Malaysia and Singapore. Besides, the Group plans to explore business opportunities in Middle East. These extended operations, which bear minimal operating costs, not only provide localised and responsive services to existing customers but also help to develop new market frontiers.

FINAL REMARKS

2006 presented a tremendous turnaround for Varitronix and prepared the Group for the achievement of sustainable long-term growth.

SALES IN FOUR MAJOR REGIONS (HK$'000)


PRC & HK
600,000
500,000
400,000
300,000
200,000
100,000
0
1H04
2H04
1H05
2H05
1H06
2H06


Europe
400,000
360,000
320,000
280,000
240,000
1H04
2H04
1H05
2H05
1H06
2H06


Rest of Asia
250,000
200,000
150,000
100,000
50,000
0
1H04
2H04
1H05
2H05
1H06
2H06


North America
80,000
60,000
40,000
20,000
0
1H04
2H04
1H05
2H05
1H06
2H06

FREQUENTLY ASKED QUESTIONS

1. What progress is Varitronix making with its repositioning in the telecom sector?

Varitronix has repositioned itself in the telecom sector as a part of its long-term strategy to achieve sustainable growth. The Group has become a preferred supplier for numerous non-major branded mobile handset makers. In the fourth quarter of 2006, the majority of revenue from the telecom sector came from non-major branded customers.

2. What impact does the repositioning in the telecom sector have on Varitronix?

The repositioning has significantly widened the customer base, reducing the risks associated with over-reliance on any single customer. The short lead-time for the non-major branded makers has improved the group's payment terms, placing limits on the risks associated with inventories and payments. One of the major challenges facing Varitronix has been to meet the orders on short notice so that the LCD supply can be seamlessly integrated into customers' own supply chains. In response, Varitronix has streamlined its workflow, from material procurement planning to logistics, resulting in a significant improvement in overall delivery capability.

3. What are Varitronix's competitive edges in the automotive sector?

LCD has played an increasing role in the interaction between drivers and their vehicles. The automakers demand stringent quality requirements for LCDs on which driving safety depends. Varitronix's solid business relationships with major auto parts manufacturers are evidence of its long-term commitment to excellent quality. As one of the world's leading automotive LCD suppliers, Varitronix makes a distinct effort to provide high quality products that meet the most stringent automotive requirements, and offers comprehensive technical services and localised market intelligence through its extensive office network. The Group places great emphasis on understanding customers' needs as well as solving their problems, and will continue to extend its network in strategic regions.

4. What are the growth drivers for Varitronix?

Technological advancement leads to the widening of LCD applications for consumer and industrial purposes. The functionality of instruments is getting more and more sophisticated, and the demand for effective interaction has become increasingly important. LCD will become more widely adopted as a platform for such interactions. Advancement for the Group's LCD technology, such as resolution enhancement and the colourization of displays, has boosted the display capability, which helps it serve its function as an interaction platform even better.





Apart from the technological factors, the rise of production in automotive parts and industrial equipment in China has created new business potential for Varitronix. The trend for outsourcing of LCD components in Japan and Korea will also favour the Group's order flows.

With a wide variety of display solutions and cutting-edge technologies, Varitronix will continue to benefit from the favourable industry environment to achieve sustainable growth.

5. China's labour costs have been rising significantly. How does that affect profitability for Varitronix?

While human talent is an important factor in producing quality products and providing superior services, labour costs are not weighted as heavily as low-end assembly factories. Total staff costs accounted for about 12% of the Group's turnover.

As labour costs in China have been increasing, Varitronix has been providing competitive benefits to its staff. The Group will continue to increase its labour force as part of its expansion plan. However, the labour cost per unit of products sold will be controlled, as the Group deploys effective machinery for production.

6. What are the new products in the pipeline?

Leveraging on its innovation and technological know-how, Varitronix has long been one of the leading forces to promote high-performance display solutions. In the pipeline are Improved Black Nematic (IBN) and value-added mid-sized TFT products. IBN is a breakthrough in monochrome display technology that features extremely high contrast ratios, wide viewing angles and an extended temperature range. The Group's mid-sized TFT products will support value-added features such as sunlight readability, high brightness, index matching, anti-reflection and touch panel.

7. What is the finance strategy of Varitronix?

Varitronix has consistently followed a prudent finance strategy and maintained a balanced asset portfolio. On the one hand, the Group has maintained consistent dividend payouts. On the other hand, it has to retain earnings for future development. The Group will continue to look for investment opportunities in LCD and related businesses. At the same time, it will optimise the return on its reserves by investing in liquid securities. Varitronix will continue to maintain a high standard of information disclosure about the holding of its assets.



VaritronixTrailwalkers and supporters received medals on stage.

A socially responsible company is committed to nurturing its staff by providing ample opportunities for their growth and development and encouraging them to participate in community activities so as to give back to the community, and to creating a sharing, caring and supporting organisation.

In October 2006, we set up a Social Service Team to encourage our colleagues to participate in various charitable events.

SOCIAL SERVICE TEAM IN HONG KONG

The Team is composed of certain Varitronix staff members from different departments plus those individuals' family members. As an inaugural function, the Team joined hands with Yan Chai Hospital Sheung Wan Rehabilitation Services Centre (Yan Chai) in October 2006 to take mentally handicapped members from the Centre to play group games with primary school students in Ping Chau. To build on this partnership, a further activity was held in December 2006. Our Social Service Team members took their friends from Yan Chai to visit Lions Nature Education Centre in Sai Kung together with around 30 students from Holy Family School.

The purpose of these activities is to cultivate a harmonious relationship between the healthy and disabled people in our society. The activities provide a chance for members of Yan Chai to reach out to the community and for the students to learn to respect and make friends with disabled members in the community.

In mid-December 2006, the Team also put their efforts into a pre-Christmas charitable flag-selling event for Methodist.

OXFAM TRAILWALKER EVENT

Oxfam Trailwalker is not just a hike; it is a challenging test of endurance and fitness, pushing participants to finish the rugged 100km MacLehose Trail as a full team of 4 members within 48 hours. Every year, more than 4,000 participants join the Oxfam Trailwalker, testing their physical limits to raise funds in support of Oxfam's development and emergency projects around the world.

Three teams from Varitronix took up the challenge on 10–12 October 2006 and more than 20 colleagues formed a powerful support team to provide food and beverages, as well as physical and spiritual support to the Varitronix Trailwalkers.



As a result of this concerted effort, a total sum of HK$106,000 was generated from the sponsors of the walkers, their colleagues and the Group.

HUMAN ASSETS

As at 31 December 2006, the Group had a total of 5,098 members of staff worldwide (including Hong Kong, the PRC and our overseas offices). About 11% of staff members are engaged in engineering-related areas such as product design and development, technology, quality assurance and technical services.

VARITRONIX TRAINING

Training for staff is essential and indispensable for the healthy growth of a company. Varitronix is committed to training its staff members and equipping them with superb techniques to further their career growth. This is important for society as well, as we contribute to training both skilled labour and high quality professionals for the talent pools in the PRC and Hong Kong.

The Group provides a full-day orientation session for new workers in our PRC plants before they join their individual production teams. The orientation session covers many areas, including aspects of maintaining quality systems, electronic knowledge, introduction to the production process, 6 Sigma, and safety and health. Each production team then provides the new workers with one-month training related to their respective processes.

We do not neglect the ongoing training of our staff. The Group provides diversified training courses to staff members in Hong Kong and the PRC, helping them to fit into different locations, deal with different cultures and viewpoints, and obtain the required skillsets.

Hong Kong

In Hong Kong, diversified in-house training was provided. Different types of training dealing with product structure, contract negotiation, modern logistics management, customs knowledge, computer applications and safety and health have been conducted at intervals for our employees, and were well-received. Soft skills training such as team building, negotiating skills and language courses will be organised in 2007 to further enhance the competence of our people.



Social Service Team members and friends from Yan Chai Hospital Sheung Wan Rehabilitation Services Centre had a good time.


"熔煉團隊；成就非凡"精電有限公司拓展訓練營

An outward-bound development training was organised for the executives from the PRC and Hong Kong.

The Group also introduced an education sponsorship scheme years ago. A subsidy of up to HK$10,000 is provided each year for each employee who completes a course that is relevant to their job requirements. Our staff is also entitled to the full sponsorship of job-relevant seminars and workshops.

PRC

PRC staff was provided with training in areas such as production management, technical knowledge, quality management, IT, 6 Sigma and language and soft skills. As well as this, different types of award schemes like "Excellent Employee of the Month", "Improvement Award" and "6 Sigma Award" were conducted.

For overseas staff, newly joined members are usually sent to Hong Kong and the PRC plants to receive an all-round briefing from each department before they commence their work.

WORK/LIFE BALANCING ACTIVITIES

The need for a proper balance between work and life is well recognised by the Group as an important contributor to both the well-being of employees and their work efficiency. Leisure activities are organised in such a way that a harmonious atmosphere can be cultivated and employees' ties with the Group strengthened.

In our Group, activities such as talent shows, singing contests and different types of gatherings were organised during festive seasons. A variety of leisure facilities and activities are provided through the recreation centers. The facilities therein will be upgraded on an ongoing basis for workers stationing in our plants.



Classroom training for workers.

Flag-selling service by our Social Service Team.

BBQ gathering in Hong Kong.

STRUCTURE OF ASSETS

As at 31 December 2006, the total assets of the Group amounted to HK$1,880 million (2005: HK$1,820 million), representing an increase of 3% as compared to last year. At year end, inventories increased by 44% to HK$337 million (2005: HK$234 million) while available-for-sale securities decreased by 60% to HK$74 million (2005: HK$185 million).

LIQUIDITY AND FINANCIAL RESOURCES

The Group maintains a strong financial position. As at 31 December 2006, the total shareholders' equity of the Group was HK$1.3 billion (2005: HK$1.3 billion). The Group's current ratio, being the proportion of total current assets against total current liabilities, was 2.73 as at 31 December 2006 (2005: 2.70).

At the year end, the Group held a liquid portfolio of HK$737 million (2005: HK$794 million) of which HK$499 million (2005: HK$416 million) was in cash and cash equivalents and HK$238 million (2005: HK$378 million) in securities. The unsecured interest-bearing bank loans and overdrafts and bills payable amounted to HK$45 million (2005: HK$99 million). The gearing ratio (bank loans and overdrafts over net assets) was 3.4% (2005: 7.4%).

The Group's inventory turnover ratio for the year was 6.5 times (2005: 7.3 times). Debtor turnover for the year was 67.9 days (2005: 70.9 days).

CASH FLOWS

In the year under review, the Group's cash generated from operations amounted to HK$246 million (2005: HK$279 million), representing a decrease of 11.8% over last year. The increases in inventories and trade and other receivables reduced cash flow by HK$104 million and HK$53 million respectively but the reduction was offset by the increase in trade and other payables which raised cash flow by HK$141 million.

Net cash from investing activities amounted to HK$67 million (2005: HK$405 million net cash used in investing activities). There was an increase in proceeds from disposal of available-for-sale securities of HK$132 million while payment for purchase of available-for-sale securities dropped to HK$13 million (2005: HK$321 million). During the year, a total of HK$40 million (2005: NIL) was paid for acquisition of additional equity interest in a subsidiary.

Net cash used in financing activities increased to HK$200 million (2005: HK$90 million) due to increases in repayment of bank loans and dividend payments.

CONTINGENT LIABILITIES

As 31 December 2006, the Company had contingent liabilities for guarantees given to banks in respect of banking facilities granted to certain subsidiaries, which were utilised to the extent of HK$50.7 million (2005: HK$100.0 million).

COMMITMENTS

At 31 December 2006, the Group had capital commitments of HK$9.7 million (2005: HK$2.0 million), representing purchase of property, plant and equipment not provided for in the financial statements. The total future minimum lease payments under non-cancellable operating leases for properties payable within one year amounted to HK$4.7 million (2005: HK$3.8 million).



FOREIGN CURRENCY EXPOSURE

The Group is exposed to foreign currency risk primarily through sales and purchases that are denominated in a currency other than the functional currency of the operations to which the relate. The currencies giving rise to this risk are primarily Euros, United States dollars, Japanese Yen and Reminbi.

STAFF

As at 31 December 2006, the Group employed approximately 5,098 persons around the world, of whom approximately 242 were in Hong Kong, 4,551 in the PRC and 305 overseas. The Group remunerates its employees based on their performance, experience and prevailing industry practice. The Group operates an employee share option scheme and provides rent-free quarters to its employees in the PRC.

STAFF RETIREMENT SCHEMES

The Group operates an MPF Scheme which was compulsory as enforced by The Mandatory Provident Fund Schemes Authority of Hong Kong. The MPF Scheme is a defined contribution retirement benefit scheme administrated by independent trustees. The employer and the employee have to contribute in total an amount equal to 10% of the relevant income (the "Relevant Income") of the employee to the MPF Scheme. Contributions from employer are 100% vested in the employees accounts as soon as they are paid to the relevant MPF Scheme but all benefits derived from the mandatory contributions must be preserved until the employee reaches the retirement age of 65 subject to a few exceptions. The vesting for retirement scheme will remain unchanged.

In addition, the Group also operates a defined contribution retirement scheme, whose assets are separate from the Group. The scheme is formally established under trust and is approved by the Inland Revenue Department under Section 87A of the Inland Revenue Ordinance. This scheme is a Top-Up ORSO scheme and both the employer and the employee are required to contribute 5% of the excess of the employee's Relevant Income to the scheme.

The total retirement scheme cost charged to the Consolidated Income Statement for the year ended 31 December 2006 was HK$4,472,000 (2005: HK$6,452,000). Charges to administer the scheme are deducted from the employer's contributions. Forfeited contributions are used by the employer to offset against future contributions. The amount so utilised during the year ended 31 December 2006 was HK$400,000 (2005: HK$665,000) and at 31 December 2006, the balance available to reduce the level of contributions in future amounted to HK$951,000 (2005: HK$643,000).

Varitronix (Malaysia) Sdn. Bhd. operates a staff provident fund scheme under the Employees Provident Fund Act 1951. The employer and employee are required to contribute a certain percentage of the employee's basic monthly salary according to the Act. The total employer's contributions charged to the Consolidated Income Statement for the year was HK$522,000 (2005: HK$1,437,000).

DIRECTORS' BIOGRAPHICAL INFORMATION

CHANG CHU CHENG

aged 63, is a Chairman of the Group. He gained his Doctorate in Solid State Electronics from the University of Manchester Institute of Science & Technology in 1969 and lectured in Physics and Electronics at the Chinese University of Hong Kong prior to co-founding Varitronix in 1978 with his fellow directors. Dr Chang presently serves as a Non-executive Director of SAS Dragon Holdings Limited and an Independent Non-executive Director of Fujikon Industrial Holdings Limited, both of which are listed on The Stock Exchange of Hong Kong Limited ("the Stock Exchange"). He is also currently a member of the Trade Development Council's Electronics/Electrical Appliances Industry Advisory Committee, an honorary Advisor of the Hong Kong Critical Components Manufacturers Association and an honorary Chairman of the Hong Kong Photographic and Optics Manufacturers Association.

KO CHUN SHUN, JOHNSON

aged 55, was appointed as Chairman of the Group in June 2005. He is also the Chairman of DVN (Holdings) Limited and Hong Kong Pharmaceutical Holdings Limited, and an Executive Director of Asian Union New Media (Group) Limited. The above companies are all listed on the Stock Exchange. Mr Ko has also served as independent board members of a number of companies listed on NASDAQ and NYSE. Mr Ko steers the development direction and strategic planning of the Group. He has extensive experience in direct investments, mergers and acquisitions, TMT (Television, Media and Telecommunication), advertising, electronic manufacturing services, financial services and property investments.

TSOI TONG HOO, TONY

aged 42, was appointed as an Executive Director and Chief Executive Officer of the Group in March 2005. Mr Tsoi graduated from the Ivey Business School of the University of Western Ontario, Canada with an Honours degree in Business Administration in 1986. He is a member of the Listing Committees of the GEM and Main Boards of the Stock Exchange. Mr Tsoi is currently an Executive Director of Hong Kong Pharmaceutical Holdings Limited, and Non-executive Director of Asian Union New Media (Group) Limited, both of which are listed on the Stock Exchange.

HO TE HWAI, CECIL

aged 46, was appointed as an Executive Director and the Company Secretary in March 2005. Mr Ho holds a Bachelor of Commerce degree from the University of British Columbia, Canada. He is a member of the Institute of Chartered Accountants of Canada and the Hong Kong Institute of Certified Public Accountants ("the HKICPA").

DIRECTORS' BIOGRAPHICAL INFORMATION (continued)

LO WING YAN, WILLIAM

aged 46, was appointed as an Independent Non-executive Director effective July 2004. He is a member of the Audit Committee of the Company. Dr Lo holds an M Phil degree in Molecular Pharmacology and a PhD in Genetic Engineering, both from Cambridge University. He is currently an Executive Director, the Vice Chairman, Managing Director and the Chief Financial Officer of I.T Limited, which is listed on the Stock Exchange. He is also an Independent Non-executive Director of Nam Tai Electronics, Inc., which is listed on the New York Stock Exchange, and an Independent Non-executive Director of Softbank Investment International (Strategic) Limited and South China Land Limited (formerly known as Capital Publications Limited), both of which are listed on the Stock Exchange. Dr Lo is an Adjunct Professor of The School of Business of Hong Kong Baptist University and the Business Faculty of Hong Kong Polytechnic University. In 1999, he was appointed as a Justice of the Peace (JP) of Hong Kong. In 2003, he was appointed as Committee Member of Shantou People's Political Consultative Conference.

YUEN KIN

aged 52, was appointed as an Independent Non-executive Director of the Company in March 2005. He is a member of the Audit Committee of the Company. Mr Yuen holds a Master of Business Administration degree from the University of Toronto, Canada. He is a Chartered Accountant in Canada and is a FCPA in Hong Kong and FCCA in the United Kingdom. He is currently Executive Director and Group Chief Financial Officer of Shum Industry Group Ltd., a privately held group of companies engaging in printing and packaging.

HOU ZIQIANG

aged 69, was appointed as an Independent Non-executive Director of the Company in March 2005. He is a member of the Audit Committee of the Company. Mr Hou is an Independent Non-executive Director of China Netcom Group Corporation (Hong Kong) Limited, which is listed on the Stock Exchange. From 1993 to 1997, Mr Hou was Director of the Institute of Acoustics of the Chinese Academy of Sciences. From 1988 to 1993, Mr Hou was Secretary General of the Chinese Academy of Sciences. Mr Hou graduated from Peking University in 1958 with a Bachelor's degree in Physics.

SENIOR MANAGEMENT'S BIOGRAPHICAL INFORMATION

LIM SOK LEE

aged 43, is the Chief Operation Officer responsible for the overall operation of the production plants in the PRC. She graduated from French Singapore Institute with a Diploma in Electronics Engineering and has extensive experience in the LCD and LCM industry involving product design, marketing, production, material control and purchasing. She joined the Group in 1999.

PUN KAI CHEUNG, PATRICK

aged 46, is the Chief Financial Officer and Qualified Accountant responsible for the overall financial matters of the Group. Mr Pun, who joined the Group in 1997, is a Chartered Management Accountant in the United Kingdom and a fellow member of the HKICPA. He has directorship in several subsidiaries in the PRC.

YEUNG WAI LEUNG

aged 35, is the Chief Technology Officer. Mr Yeung received his B Eng and M Phil degree in 1993 and 1995 from the Department of Information Engineering at The Chinese University of Hong Kong. He obtained his PhD degree in 1997 from the Department of Mechanical and Automation Engineering at the same university, which he also served in a professional capacity before joining Varitronix in 1998. He has authored over 30 publications in various journals and holds over 10 patents in the field of liquid crystal displays. He is now the Vice Chairman of the Society of Information Displays Hong Kong Chapter, Honorary Secretary of the Hong Kong Photographic and Optics Manufacturer Association, and an Advisor of the Department of Physics and Material Science at the City University of Hong Kong.

KOH LAI YEE, GINNY

aged 45, the General Manager – Supply Chain, is in charge of the Purchasing, Logistics and Production Material Control Departments. Ms Koh has over 10 years of experience in supply chain management specifically in the LCD industry. She holds a Postgraduate Diploma in Purchasing and Supply Management and is a Full Member of The Institute of Purchasing & Supply of Hong Kong. She first joined Varitronix in 1981 and rejoined the Group in January 2006.

HO KAY PUI

aged 60, is the Senior Advisor of the Group, specialising in the technical development of the LCM products, and focusing on operational and production cost control. Mr Ho graduated from Hong Kong Polytechnic in 1973 with a Higher Certificate in Electrical Engineering. He joined the Group in 1982.

CHAN SIU WAH

aged 37, is the Senior Manager – HR & PR of the Group overseeing human resources, corporate communications and media liaison. She holds a Bachelor of Arts degree from The Chinese University of Hong Kong. She joined the Group in November 2005.

The Company is committed to high standards of corporate governance so as to ensure better transparency and protection of shareholders' interests. None of the Directors is aware of information that would reasonably indicate that the Company is not, or was not for any part of the year ended 31 December 2006, in compliance with the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rule Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules").

THE BOARD OF DIRECTORS

As at 31 December 2006, the Board consisted of seven Directors. The Board has the collective responsibility for leadership and control of, and for promoting the success of, the Company by directing and supervising the Company's affairs. The Board is committed to the Company's objectives of enhancing shareholder value and provision of superior products and services. The Board sets the Group's overall objectives and strategies, monitors and evaluates its operating and financial performance and reviews the corporate governance standard of the Company. It also decides on matters such as annual and interim results, major transactions, director appointments or re-appointments, and dividend and accounting policies. The Board has delegated the authority and responsibility for implementing its business strategies and managing the daily operations of the Group's businesses to the management.

CO-CHAIRMEN AND CHIEF EXECUTIVE OFFICER

The roles of the co-Chairmen of the Board and the Chief Executive Officer of the Company are separated, with a clear division of responsibilities. The co-Chairmen of the Board are responsible for formulating corporate strategies and overall business development planning. The Chief Executive Officer's duty is to oversee the execution of daily business activities. The division of responsibilities at the board level is to ensure a balance of power and authority.

BOARD COMPOSITION

The Company benefits from the professional management expertise of its Directors. Brief biographies of the Directors are set out in the "Directors' Biographical Information" section in the Company's 2006 Annual Report. The professional management expertise of the Directors ensures that the Board has the capabilities of sustaining the Company's continued success.

As at 31 December 2006, the Board comprised four Executive Directors and three Independent Non-executive Directors. All the Independent Non-executive Directors meet the guidelines for assessment of independence, as set out in Rule 3.13 of the Listing Rules.

The Board held four meetings in 2006. The attendance records of individual Directors are set out below:

Name	Position	Number of board meetings held during the Director's term of office in 2006	Number of meetings attended
Dr. Chang Chu Cheng	Chairman	4	4
Mr. Ko Chun Shun, Johnson	Chairman	4	4
Mr. Tsoi Tong Hoo, Tony	Executive Director and Chief Executive Officer	4	4
Mr. Ho Te Hwai, Cecil	Executive Director and Company Secretary	4	4
Dr. Lo Wing Yan, William	Independent Non-executive Director	4	4
Mr. Yuen Kin	Independent Non-executive Director	4	4
Mr. Hou Ziqiang	Independent Non-executive Director	4	4

The Directors have no financial, business, family or other material/relevant relationships with each other save for the following:

(1) Messrs. Ko Chun Shun, Johnson, Tsoi Tong Hoo, Tony, and Yuen Kin have common directorship in Asian Union New Media (Group) Limited, a listed company in Hong Kong; and

(2) Messrs. Ko Chun Shun, Johnson and Tsoi Tong Hoo, Tony have common directorship in Hong Kong Pharmaceutical Holdings Limited, a listed company in Hong Kong.

In the Board's opinion, these relationships do not affect the Directors' independent judgment and integrity in executing their roles and responsibilities. All Directors bring a variety of experience and expertise to the Company.

APPOINTMENT, RE-ELECTION AND REMOVAL

Since the full Board is involved in the appointment of new Directors, the Company has not established a nomination committee. New Directors are sought mainly through referrals. In evaluating whether an appointee is suitable to act as a Director of the Company, the Board will review the independence, experience and skills of the appointee as well as personal ethics, integrity and time commitment of the appointee.

The Independent Non-executive Directors have been appointed for a fixed term expiring on 31 December 2008. All Directors are subject to retirement by rotation at least once every three years.

The Board has established two committees in which the Independent Non-executive Directors play an active role. Directors have full access to all board committee documents.



AUDIT COMMITTEE

The Audit Committee comprises three independent non-executive directors: Dr. Lo Wing Yan, William (Chairman of the Audit Committee), Mr. Yuen Kin and Mr. Hou Ziqiang. It is responsible for appointment of external auditors, review of the Group's financial information and oversight of the Group's financial reporting system and internal control procedures. It is also responsible for reviewing the interim and final results of the Group prior to recommending them to the Board for approval. It meets regularly to review financial reporting and internal control matters and to this end has unrestricted access to both the Company's external and internal auditors.

The Audit Committee held two meetings in 2006, in which the Committee reviewed with management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters so as to ensure that an effective control environment is maintained.

The Audit Committee also made its recommendation to the board that the external auditor should be reappointed and approved the remuneration and the terms of engagements of the external auditor.

The internal and external auditors have unrestricted access to the Audit Committees, which ensures that their independence remains unimpaired.

The attendance records of individual Directors are set out below:

Name	Number of meetings held by Audit Committee during the Director's term of office in 2006	Number of meetings attended
Dr. Lo Wing Yan, William	2	2
Mr. Yuen Kin	2	2
Mr. Hou Ziqiang	2	2

REMUNERATION COMMITTEE

The Remuneration Committee is responsible for setting and monitoring the remuneration policy for the Executive Directors. It is also responsible for fixing the remuneration packages for all Directors. The Remuneration Committee comprises Dr. Lo Wing Yan, William (the Committee Chairman), Mr. Hou Ziqiang and Mr. Ko Chun Shun, Johnson.

The Company's remuneration policy is to link remuneration packages for Executive Directors with the achievement of annual and long-term performance goals. By providing competitive and performance-linked compensation, the Company seeks to attract, motivate and retain key executives, which is essential to its long-term success.

The terms of service contracts of the Executive Directors appointed in 2005 were approved by the Board of Directors before the existence of Remuneration Committee. The Remuneration Committee held two meetings in 2006, in which the Committee reviewed the Company's remuneration policy and fixed the remuneration packages for key executives.

The attendance records of individual Directors are set out below:

Name	Number of meetings held by Remuneration Committee during the Director's term of office in 2006	Number of meetings attended
Dr. Lo Wing Yan, William	2	2
Mr. Hou Ziqiang	2	2
Mr. Ko Chun Shun, Johnson	2	2

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Directors are responsible for overseeing the preparation of financial statements for each financial period with a view to ensuring such financial statements give a true and fair view of the state of affairs of the Group and of the results and cash flow for that period. The Company's financial statements are prepared in accordance with all relevant statutory requirements and applicable accounting standards. The Directors are responsible for ensuring that appropriate accounting policies are selected and applied consistently; and that judgments and estimates made are prudent and reasonable.

The reporting responsibilities of KPMG, the Company's auditors, are set out in the Auditors' Report on page 30 of this Annual Report.

AUDITORS' REMUNERATION

Total auditors' remuneration in relation to statutory audit work of the Group amounted to HK$2,543,000 (2005: HK$1,779,000), of which a sum of HK$2,252,000 (2005: HK$1,521,000) was paid to the Group's principal auditor, KPMG.

The remuneration paid to the Group's principal auditor, KPMG, and its affiliated firms, for services rendered is broken down below:

	2006 **HK$**	2005 HK$
Statutory audit	**2,252,000**	1,521,000
Non-audit services	**94,000**	628,000
Total	**2,346,000**	2,149,000

INTERNAL CONTROL

To maintain sound and effective internal controls to safeguard shareholders' investment and the Company's assets, the Directors conducted a review of the effectiveness of the Company's system of internal control in 2006. The review covered financial, operational and compliance controls and risk management functions. To further strengthen its control system, the Company has established an Internal Audit Department, before the issue date of the 2006 Annual Report to perform independent evaluations and reporting of the adequacy and effectiveness of the Company's controls, information system and operations.

BUSINESS IMPROVEMENT TEAM MEETING

Business Improvement Team (BIT) Meeting is held once a month for the discussion about how to improve the Company's business and how to manage operational and business risks. The meetings are chaired by the Chief Executive Officer. In the meetings, department heads review the performance of their corresponding departments, alert the management about operational issues, receive comments on how to improve the performance and report the progress or results of improvement measures initiated in previous BIT meetings. Directors attend these meetings from time to time.

COMMUNICATION WITH SHAREHOLDERS

The Company attaches great importance to communicate with shareholders and a number of means, including regular group meetings and plant tours, are used to promote greater understanding and dialogue with the investment community. The Company holds press conferences to announce its annual and interim results. Key executives maintain regular dialogue with institutional investors and analysts to keep them abreast of the Company's development.

The Group's website www.varitronix.com contains an "investor and media relations" section which offers timely access to the Company's press releases, financial reports and major announcements.

The Annual General Meeting is an important opportunity for communicating with shareholders. The Company's co-Chairmen, Executive Directors, Chairman of Audit Committee and Independent Non-executive Directors are available at the Annual General Meeting to answer questions from shareholders.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 of the Listing Rules. Following specific enquiry by the Company, all Directors confirmed that they have complied with the required standards as set out in the Model Code throughout the year under review.

The directors have pleasure in submitting their annual report together with the audited financial statements for the year ended 31 December 2006.

PRINCIPAL PLACE OF BUSINESS

Varitronix International Limited ("the Company") is a company incorporated in Bermuda and has its registered office at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda and principal place of business at 9th Floor, Liven House, 61-63 King Yip Street, Kwun Tong, Kowloon, Hong Kong.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The principal activities of the Group are the design, manufacture and sale of liquid crystal displays and related products.

The analysis of the principal activities and geographical locations of the operations of the Company and its subsidiaries during the financial year are set out in note 27 on the financial statements.

SUBSIDIARIES

Particulars of the Company's subsidiaries at 31 December 2006 are set out in note 15 on the financial statements.

FINANCIAL STATEMENTS

The profit of the Group for the year ended 31 December 2006 and the state of the Company's and the Group's affairs at that date are set out in the financial statements on pages 31 to 86.

DIVIDENDS

An interim dividend of 9.0 cents per share was paid on 19 October 2006 (2005: interim dividend 10.0 cents per share). The directors now recommend the payment of a final dividend of 24.0 cents per share (2005: 28.0 cents per share).

SHARE CAPITAL

Details of the movements in share capital of the Company during the year are set out in note 26 on the financial statements. Shares were issued on exercise of share options and as a result of scrip dividends.

CHARITABLE DONATIONS

Charitable donations made by the Group during the year amounted to HK$84,237 (2005: HK$196,377).

FIXED ASSETS

Movements in fixed assets during the year are set out in note 12 on the financial statements.

RESERVES

Details of movements in reserves of the Group and the Company during the year are set out in note 26 on the financial statements.

DIRECTORS

The Directors during the financial year and up to the date of this report were:

Executive Directors:

Dr Chang Chu Cheng, *Chairman*
Johnson Ko Chun Shun, *Chairman*
Tony Tsoi Tong Hoo
Cecil Ho Te Hwai

Independent Non-executive Directors:

Dr William Lo Wing Yan
Yuen Kin
Hou Ziqiang

In accordance with the Bye-laws of the Company, Messrs Tony Tsoi Tong Hoo and Cecil Ho Te Hwai shall retire from office by rotation and being eligible, offer themselves for re-election at the forthcoming annual general meeting. In addition, Dr Chang Chu Cheng will retire voluntarily at the forthcoming annual general meeting.

DIRECTORS' INTERESTS IN SHARES

The Directors of the Company who held office at 31 December 2006 had the following interests in the share of the Company and its subsidiaries (within the meaning of the Securities and Futures Ordinance ("SFO")) at that date as recorded in the register of directors' and chief executives' interests and share positions required to be kept under Section 352 of the SFO:

(a) Interests in the Company

	Shares of HK$0.25 each			
	Personal interests	**Corporate interests**	**Total**	**% of the issued share capital**
Dr Chang Chu Cheng	22,730	6,203,716 (note (a))	6,226,446	1.93
Mr Johnson Ko Chun Shun	–	43,012,000 (note (b))	43,012,000	13.30

Notes:

(a) A family trust of Dr Chang Chu Cheng and his wife, Madam Iling Sieh, was the beneficial owner of the issued share capital of Colville Group Limited which held 6,203,716 shares of the Company.

(b) Rockstead Technology Limited and Omnicorp Limited, both wholly-owned by Mr Johnson Ko Chun Shun, held 32,312,000 shares and 10,700,000 shares of the Company respectively.

DIRECTORS' INTERESTS IN SHARES (continued)

(b) Interests in subsidiaries

	Non-voting deferred shares of HK$1,000 each in Varitronix Limited	Non-voting deferred shares of HK$100 each in Polysources Properties Limited
Dr Chang Chu Cheng	960	78

Notes:

(a) Dr Chang Chu Cheng held the above non-voting deferred shares as beneficial owner.

(b) Dr Chang Chu Cheng was also interested in 4 non-voting deferred shares in Polysources Properties Limited which were held by a non-voting deferred shareholder of Polysources Properties Limited in trust for all non-voting deferred shareholders of Polysources Properties Limited.

DIRECTORS' SERVICE CONTRACTS

Dr Chang Chu Cheng and Messrs Johnson Ko Chun Shun, Tony Tsoi Tong Hoo and Cecil Ho Te Hwai have entered into management agreements with the Company which may be terminated by either party to the agreements at three months' notice.

Non-executive Directors are appointed for a period up to 31 December 2008 or such other date as agreed by the Non-executive Directors and the Company.

No Director proposed for re-election at the forthcoming annual general meeting has an unexpired service contract which is not determinable by the Company or any of its subsidiaries within one year without payment of compensation, other than normal statutory obligations.

DIRECTORS' INTERESTS IN CONTRACTS

Apart from the foregoing, no contract of significance to which the Company, or any of its subsidiaries was a party, in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

SHARE OPTION SCHEMES

The Company had a Share Option Scheme for the employees of the Group which was adopted on 6 June 1991, subsequently amended on 8 June 1999 and expired on 5 June 2001. A second Share Option Scheme of the Company was adopted on 22 June 2001 and terminated on 12 May 2003.

A third Share Option Scheme of the Company was adopted on 12 May 2003 as an incentive to the Group's employees and business associates. This Scheme shall be valid and effective for a period of ten years ending on 11 May 2013, after which no further options will be granted. The maximum number of shares in respect of which options may be granted under the third Share Option Scheme and any other Share Option Schemes of the Company may not exceed 10 percent of the issued share capital of the Company at the date of approval of the third Share Option Scheme. The maximum entitlement of each participant in the total number of shares issued and to be issued upon exercise of options granted under the third Share Option Scheme and any other Share Option Scheme of the Company in any 12-month period shall not exceed 1% of the total number of shares in issue.

SHARE OPTION SCHEMES (continued)

The total number of shares available for issue under the Share Option Schemes at 31 December 2006 represents 5.10% (2005: 6.59%) of the issued share capital of the Company at that date. Further details of the Share Option Schemes are set out in note 25 on the financial statements.

	Date granted	Number of options at 1 January 2006	Options granted during the year	Options forfeited during the year	Number of exercised during the year	Options at 31 December 2006	Exercisable period	Price per share to be paid on exercise of option	Market value per share at date of grant of options	Weighted average market value per share on exercise of options
Directors										
Chang Chu Cheng	30 October 2002	1,000,000	-	-	-	1,000,000	31 October 2002 to 30 October 2012	HK$4.605	HK$4.35	N/A
	21 December 2004	300,000	-	-	-	300,000	21 December 2004 to 20 December 2014	HK$7.45	HK$7.45	N/A
	19 December 2005	3,000,000	-	-	-	3,000,000	19 December 2005 to 18 December 2015	HK$5.73	HK$5.65	N/A
Johnson Ko Chun Shun	19 December 2005	3,000,000	-	-	-	3,000,000	19 December 2005 to 18 December 2015	HK$5.73	HK$5.65	N/A
Tony Tsoi Tong Hoo	22 July 2005	3,000,000	-	-	-	3,000,000	22 July 2005 to 21 July 2015	HK$6.60	HK$6.55	N/A
Cecil Ho Te Hwai	19 December 2005	3,000,000	-	-	-	3,000,000	19 December 2005 to 18 December 2015	HK$5.73	HK$5.65	N/A
Yan Sze Kwan (resigned on 30 August 2005)	30 October 2002	1,000,000	-	(1,000,000)	-	-	31 October 2002 to 30 October 2012	HK$4.605	HK$4.35	N/A
	21 December 2004	3,000,000	-	(3,000,000)	-	-	21 December 2004 to 20 December 2014	HK$7.45	HK$7.45	N/A
Employees	9 June 1999	357,750	-	(191,000)	-	166,750	9 July 1999 to 8 July 2009	HK$10.90	HK$15.00	N/A
	1 June 2000	569,000	-	(198,000)	-	371,000	1 July 2000 to 30 June 2010	HK$11.30	HK$13.40	N/A
	30 August 2001	140,000	-	(4,000)	(14,500)	121,500	30 August 2001 to 29 August 2011	HK$3.06	HK$3.68	HK$5.44
	13 September 2002	153,500	-	(9,000)	(7,500)	137,000	13 September 2002 to 12 September 2012	HK$3.905	HK$3.85	HK$4.94
	6 October 2003	301,500	-	(62,000)	-	239,500	6 October 2003 to 5 October 2013	HK$7.35	HK$7.35	N/A
	20 December 2004	2,428,500	-	(262,500)	-	2,166,000	20 December 2004 to 19 December 2014	HK$7.50	HK$7.50	N/A
		21,250,250	-	(4,726,500)	(22,000)	16,501,750				

Apart from the foregoing, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the Directors or any of their spouses or children under eighteen years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

SUBSTANTIAL INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

The register of interests in shares and short positions maintained under Section 336 of the SFO Ordinance shows that at 31 December 2006, other than the interests disclosed above in respect of Mr Johnson Ko Chun Shun and Rockstead Technology Limited, the following person had an interest of 5% or more in the issued share capital of the Company:

Name of shareholder	Capacity	Number of shares	% of the issued share capital
Mr Cheah Cheng Hye	Interest of a controlled corporation (note)	28,604,974	8.84
	Personal interests	281,000	0.09
		28,885,974	8.93
Value Partners Limited	Beneficial owner (note)	28,604,974	8.84

Note: Mr Cheah Cheng Hye was deemed (by virtue of the SFO) to be interested in 28,604,974 shares. These shares were held by Value Partners Limited, which was owned as to 35.65% by Mr Cheah Cheng Hye.

Save as stated above, no other person is recorded in the register of substantial shareholders maintained under Section 336 of the SFO Ordinance as having an interest of 5% or more in the issued share capital of the Company as at 31 December 2006.

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's Bye-laws and the law in Bermuda.

BANK LOANS, OVERDRAFTS AND OTHER BORROWINGS

Particulars of bank loans, overdrafts and other borrowings of the Group at 31 December 2006 are set out in notes 21 and 23 on the financial statements.

PROPERTIES

Particulars of the properties held by the Group are shown on pages 89 and 90 of the annual report.

FIVE YEAR SUMMARY

A summary of the results and the assets and liabilities of the Group for the last five financial years is set out on pages 87 and 88 of the annual report.

SUFFICIENCY OF PUBLIC FLOAT

Based on the information that is publicly available to the Company and within the knowledge of the Directors of the Company as at the date of this annual report, the Company has maintained the prescribed public float under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Listing Rules").

MAJOR CUSTOMERS AND SUPPLIERS

Revenue attributable to the five largest customers of the Group accounted for about 34% of the total income of the Group for the year.

Purchases attributable to the five largest suppliers of the Group accounted for about 32% of the value of the Group's total purchases for the year. At no time during the year have the Directors or any Shareholder of the Company (which to the knowledge of the Directors own more than 5% of the Company's issued share capital) had any interest in these major customers and suppliers.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities during the year ended 31 December 2006.

CONFIRMATION OF INDEPENDENCE

The Company has received from each of the Independent Non-executive Directors an annual confirmation of independence pursuant to Rule 3.13 of the Listing Rules and considers all the independent Non-executive directors to be independent.

AUDITORS

KPMG retire and, being eligible, offer themselves for reappointment. A resolution for the reappointment of KPMG as auditors of the Company is to be proposed at the forthcoming annual general meeting.

By order of the board

Tony Tsoi Tong Hoo
Director

Hong Kong, 19 April 2007

Report of the Independent Auditor

Independent auditor's report to the shareholders of
Varitronix International Limited
(Incorporated in Bermuda with limited liability)

We have audited the consolidated financial statements of Varitronix International Limited (the "Company") set out on pages 31 to 86, which comprise the consolidated and Company balance sheets as at 31 December 2006, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, in accordance with section 90 of the Bermuda Company Act 1981 and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2006 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

19 April 2007

Consolidated Income Statement

For the year ended 31 December 2006 (Expressed in Hong Kong dollars)

	Note	2006 $'000	2005 $'000
Turnover	3	**1,867,075**	1,979,807
Other revenue	4	**48,968**	20,658
Other net income	4	**37,530**	12,466
Change in inventories of finished goods and work in progress		**55,394**	(9,620)
Raw material and consumables used		**(1,284,973)**	(1,299,205)
Staff costs		**(228,405)**	(244,896)
Depreciation		**(80,815)**	(73,894)
Impairment loss on fixed assets	12	–	(81,035)
Impairment loss on intangible assets	13	–	(25,428)
Impairment loss on goodwill	14	–	(28,340)
Impairment loss on available-for-sale securities	16	**(8,210)**	(175,775)
Other operating expenses		**(206,565)**	(241,268)
Profit/(loss) from operations		**199,999**	(166,530)
Finance costs	5(a)	**(3,297)**	(6,785)
Profit/(loss) before taxation	5	**196,702**	(173,315)
Income tax	8(a)	**(33,358)**	(31,004)
Profit/(loss) for the year		**163,344**	(204,319)
Attributable to:			
Equity shareholders of the Company	9	**173,228**	(178,976)
Minority interests		**(9,884)**	(25,343)
Profit/(loss) for the year		**163,344**	(204,319)
Dividends payable to equity shareholders of the Company attributable to the year:	10		
Interim dividend declared during the year		**29,108**	32,120
Final dividend proposed after the balance sheet date		**77,621**	90,290
		106,729	122,410
Earnings/(loss) per share			
Basic	11(a)	**54 cents**	(56) cents
Diluted	11(b)	**54 cents**	(56) cents

The notes on pages 38 to 86 form part of these financial statements.

	Note	2006		2005	
		$'000	**$'000**	$'000	$'000
Non-current assets					
Fixed assets	12				
– Investment properties			**10,166**		10,612
– Other property, plant and equipment			**305,984**		339,402
– Interest in leasehold land held for own use			**19,469**		19,633
			335,619		369,647
Other financial assets	16		**73,534**		185,325
Deferred tax assets	24(b)		**4,957**		8,725
			414,110		563,697
Current assets					
Trading securities	17	**164,184**		193,265	
Inventories	18	**337,137**		233,637	
Trade and other receivables	19	**464,697**		411,426	
Current taxation recoverable	24(a)	**888**		2,483	
Cash and cash equivalents	20	**498,688**		415,845	
		1,465,594		1,256,656	
Current liabilities					
Bank loans and overdrafts	21	**45,144**		98,549	
Trade and other payables	22	**478,036**		337,225	
Current taxation payable	24(a)	**14,214**		23,376	
Dividend payable to minority shareholder		**–**		6,784	
		537,394		465,934	
Net current assets			**928,200**		790,722
Total assets less current liabilities			**1,342,310**		1,354,419
Non-current liabilities					
Convertible notes	23		**–**		30,109
Deferred tax liabilities	24(b)		**240**		1,373
NET ASSETS			**1,342,070**		1,322,937

	Note	2006		2005	
		$'000	**$'000**	$'000	$'000
CAPITAL AND RESERVES					
Share capital	26(a)		**80,856**		80,614
Reserves			**1,241,598**		1,208,531
Total equity attributable to equity shareholders of the Company	26(a)		**1,322,454**		1,289,145
Minority interests	26(a)		**19,616**		33,792
TOTAL EQUITY			**1,342,070**		1,322,937

Approved and authorised for issue by the board of directors on 19 April 2007

Tony Tsoi Tong Hoo
Director

Johnson Ko Chun Shun
Director

The notes on pages 38 to 86 form part of these financial statements.

Balance Sheet

At 31 December 2006 (Expressed in Hong Kong dollars)

	Note	2006		2005	
		$'000	**$'000**	$'000	$'000
Non-current assets					
Interest in subsidiaries	15		**888,290**		954,868
Current assets					
Trade and other receivables		**290**		218	
Cash and cash equivalents	20	**299**		316	
		589		534	
Current liabilities					
Trade and other payables		**10,623**		8,116	
Net current liabilities			**(10,034)**		(7,582)
NET ASSETS			**878,256**		947,286
CAPITAL AND RESERVES	26(b)				
Share capital			**80,856**		80,614
Reserves			**797,400**		866,672
TOTAL EQUITY			**878,256**		947,286

Approved and authorised for issue by the board of directors on 19 April 2007

Tony Tsoi Tong Hoo
Director

Johnson Ko Chun Shun
Director

The notes on pages 38 to 86 form part of these financial statements.

Consolidated Statement of Changes in Equity

For the year ended 31 December 2006 (Expressed in Hong Kong dollars)

	Note	2006		2005	
		$'000	**$'000**	$'000	$'000
Total equity at 1 January			**1,322,937**		1,608,219
Net income for the year recognised directly in equity:					
Changes in fair value of available-for-sale securities	26(a)	**19,772**		(16,863)	
Exchange differences on translation of financial statements of overseas subsidiaries		**14,497**		7,518	
Net income/(expense) for the year recognised directly in equity			**34,269**		(9,345)
Transfer from equity:					
Transfer to profit or loss on disposal of available-for-sale securities	26(a)	**(28,909)**		(70)	
Net profit/(loss) for the year	26(a)	**163,344**		(204,319)	
			134,435		(204,389)
Total recognised income/(expense) for the year			**168,704**		(213,734)
Attributable to:					
Equity shareholders of the Company		**178,270**		(188,798)	
Minority interests		**(9,566)**		(24,936)	
		168,704		(213,734)	
Movements in equity arising from capital transactions:					
Shares issued	26(a)	**242**		1,555	
Share premium arising from the issue of shares	26(a)	**4,516**		33,431	
Equity settled share-based transactions	26(a)	**-**		11,373	
Capital contribution by minority interests	26(a)	**4,973**		2,820	
Minority interests acquired by the Group		**(15,390)**		-	
Increase in minority interests upon partial disposal of interests in a subsidiary		**5,807**		-	
Premium on acquisitions of minority interests		**(30,321)**		-	
			(30,173)		49,179
Dividends declared or approved during the year			**(119,398)**		(120,727)
Total equity at 31 December			**1,342,070**		1,322,937

The notes on pages 38 to 86 form part of these financial statements.

Consolidated Cash Flow Statement

For the year ended 31 December 2006 (Expressed in Hong Kong dollars)

	Note	2006 $'000	2005 $'000
Operating activities			
Profit/(loss) before taxation		**196,702**	(173,315)
Adjustments for:			
– Depreciation		**80,815**	73,894
– Amortisation of intangible assets		**–**	1,622
– Impairment loss on goodwill		**–**	28,340
– Impairment loss on intangible assets		**–**	25,428
– Impairment loss on fixed assets		**–**	81,035
– Impairment loss on available-for-sale securities		**8,210**	175,775
– Finance costs		**3,297**	6,785
– Dividend income from listed equity securities		**(7,526)**	(425)
– Interest income		**(12,149)**	(16,457)
–Transfer from equity on disposal of available-for-sale securities		**(28,909)**	(70)
– Discount on redemption of convertible notes		**(3,740)**	–
– Profit on disposal of fixed assets		**(2,276)**	(6,573)
– Equity-settled share-based transactions		**–**	11,373
– Foreign exchange (gain)/loss		**(1,751)**	8,218
Operating profit before changes in working capital		**232,673**	215,630
Decrease/(increase) in trading securities		**29,081**	(102,679)
(Increase)/decrease in inventories		**(103,500)**	78,778
(Increase)/decrease in trade and other receivables		**(53,271)**	128,178
Increase/(decrease) in trade and other payables		**140,811**	(41,252)
Cash generated from operations		**245,794**	278,655
Tax paid			
– Hong Kong Profits Tax paid		**(28,101)**	(28,743)
– Overseas tax paid		**(10,189)**	(6,538)
Net cash from operating activities		**207,504**	243,374



	Note	2006 $'000	2005 $'000
Investing activities			
Proceeds from disposal of fixed assets		**14,754**	11,023
Payment for purchase of fixed assets		**(50,607)**	(115,162)
Proceeds from disposal of available-for-sale securities		**136,018**	3,955
Payment for purchase of available-for-sale securities		**(12,665)**	(321,429)
Payment for acquisition of additional equity interest in a subsidiary		**(39,904)**	–
Dividends received		**7,526**	425
Interest received		**12,149**	16,457
Net cash from/(used in) investing activities		**67,271**	(404,731)
Financing activities			
New bank loans		**147,520**	139,337
Repayment of bank loans		**(200,925)**	(139,526)
Capital contribution by minority interest shareholders		**4,973**	2,820
Repayment of convertible notes		**(26,520)**	–
Interest paid		**(3,146)**	(6,595)
Proceeds on issue of shares		**74**	10,430
Dividends paid		**(114,714)**	(96,171)
Dividend paid to minority shareholders		**(6,784)**	–
Net cash used in financing activities		**(199,522)**	(89,705)
Net increase/(decrease) in cash and cash equivalents		**75,253**	(251,062)
Cash and cash equivalents at 1 January		**415,845**	669,394
Effect of foreign exchange rates changes		**7,590**	(2,487)
Cash and cash equivalents at 31 December	20	**498,688**	415,845

Note to the Consolidated Cash Flow Statement

(a) Major non cash transactions

(i) During the year shares were issued as a result of scrip dividends.

(ii) On 19 July 2006, the Company transferred, through Varitronix (B.V.I.) Limited ("Varitronix BVI"), to Harvest King Corporation Limited ("Harvest King") a 10% interest in the share capital of Great Boom Developments Limited ("Great Boom"), and Harvest King transferred to Varitronix Marketing (China) Limited ("Varitronix Marketing") its entire 20% equity interest in Varitronix Pengyuan Electronics Limited ("Varitronix Pengyar Electronics") on the same date. Further details of this transaction are set out in note 28(b).

The notes on pages 38 to 86 form part of these financial statements.

1 SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

The HKICPA has issued certain new and revised HKFRSs that are first effective or available for early adoption for current accounting period of the Group and the Company. Note 2 provides information on the changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Group for the current and prior accounting periods reflected in these financial statements.

(b) Basis of preparation of the financial statements

The consolidated financial statements for the year ended 31 December 2006 comprise the Company and its subsidiaries (together referred to as the "Group").

The measurement basis used in the preparation of the financial statements is the historical cost basis except that available-for-sale securities and trading securities are stated at their fair value as explained in note 1(d).

The preparation of financial statements in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of HKFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year relating to fixed assets, goodwill and available-for-sale securities have been discussed in notes 12, 14 and 16.



1 SIGNIFICANT ACCOUNTING POLICIES (continued)

(c) Interest in subsidiaries and controlled entities

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In accessing control, potential voting rights that presently are exercisable are taken into account.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases.

Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

Minority interests represent the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company, whether directly or indirectly through subsidiaries, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. Minority interests are presented in the consolidated balance sheet and statement of changes in equity within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company.

Where losses applicable to the minority exceed the minority's interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group's interest is allocated all such profits until the minority's share of losses previously absorbed by the Group has been recovered.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less impairment losses (see note 1(g)), unless the investment is classified as held for sale, in which case it is stated at the lower of its carrying amount and fair value less costs to sell. An investment in a subsidiary is classified as held for sale if it is highly probable that its carrying amount will be recovered through a sale transaction rather than through continuing use and the investment is available for sale in its present condition.

1 SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) Other investments in debt and equity securities

The Group's policies for investments in debt and equity securities, other than investments in subsidiaries, are as follows:

Investments in securities held for trading are classified as current assets and are initially stated at fair value. At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognised in profit or loss.

Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the balance sheet at cost less impairment losses (see note 1(g)).

Other investments in securities are classified as available-for-sale securities and are initially recognised at fair value plus transaction costs. At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognised directly in equity, except for impairment losses (see note 1(g)) and, in the case of monetary items such as debt securities, foreign exchange gains and losses which are recognised directly in profit or loss. Where these investments are interest-bearing, interest calculated using the effective interest method is recognised in profit or loss. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in profit or loss.

Investments are recognised/derecognised on the date the Group commits to purchase/sell the investments or they expire.

(e) Investment properties and other property, plant and equipment

Investment properties are land and/or buildings which are owned or held under a leasehold interest (see note 1(f)) to earn rental income, or for capital appreciation or for a currently undetermined future use.

Both investment properties and other items of property, plant and equipment are stated in the balance sheet at cost less accumulated depreciation/amortisation and impairment losses (see note 1(g)).

When the Group holds a property interest held under an operating lease to earn rental income and/or for capital appreciation, the interest is classified and accounted for as an investment property on a property-by-property basis. Any such property interest which has been classified as an investment property is accounted for as if it were held under a finance lease, and the same accounting policies are applied to that interest as are applied to other investment properties leased under finance leases. Lease payments are accounted for as described in note 1(f)).

Depreciation is calculated to write off the cost of items of investment properties and property, plant and equipment, using the straight line method over their estimated useful lives as follows:

– Investment properties	33 years
– Leasehold land	Over the lease term
– Buildings	40 years
– Plant and machinery	2 to 7 years
– Tools and equipment	2 to 5 years
– Others	2 to 5 years



1 SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Investment properties and other property, plant and equipment (continued)

The useful life of an asset is reviewed annually.

Gains or losses arising from the retirement or disposal of an investment property or an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in profit or loss on the date of retirement or disposal.

(f) Leased assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i) Classification of assets leased to the Group

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases, with the following exceptions:

- property held under operating leases that would otherwise meet the definition of an investment property is classified as an investment property on a property-by-property basis and, if classified as investment property, is accounted for as if held under a finance lease; and

- land held for own use under an operating lease, the fair value of which cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being held under a finance lease, unless the building is also clearly held under an operating lease. For these purposes, the inception of the lease is the time that the lease was first entered into by the Group, or taken over from the previous lessee.

(ii) Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

The cost of acquiring land held under an operating lease is amortised on a straight-line basis over the period of the lease term except where the property is classified as an investment property (see note 1(e)).

1 SIGNIFICANT ACCOUNTING POLICIES (continued)

(g) Impairment of assets

(i) Impairment of investments in debt and equity securities and other receivables

Investments in debt and equity securities and other current and non-current receivables that are stated at cost or amortised cost or are classified as available-for-sale securities are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, any impairment loss is determined and recognised as follows:

- For unquoted equity securities and current receivables that are carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for current receivables are reversed if in a subsequent period the amount of the impairment loss decreases. Impairment losses for equity securities are not reversed.

- For financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets).

  If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

- For available-for-sale securities, the cumulative loss that had been recognised directly in equity is removed from equity and is recognised in profit or loss. The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that asset previously recognised in profit or loss.

  Impairment losses recognised in profit or loss in respect of available-for-sale equity securities are not reversed through profit or loss. Any subsequent increase in the fair value of such assets is recognised directly in equity.



1 SIGNIFICANT ACCOUNTING POLICIES (continued)

(g) Impairment of assets (continued)

(ii) Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

- investments in subsidiaries; and
- fixed assets.

If any such indication exists, the asset's recoverable amount is estimated. In addition, for goodwill, the recoverable amount is estimated annually whether or not there is any indication of impairment.

- Calculation of recoverable amount

  The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

- Recognition of impairment losses

  An impairment loss is recognised in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

- Reversals of impairment losses

  In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

  A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

1 SIGNIFICANT ACCOUNTING POLICIES (continued)

(g) Impairment of assets (continued)

(iii) Interim financial reporting and impairment

Under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, the Group is required to prepare an interim financial report in compliance with HKAS 34, Interim financial reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (see notes 1(g)(i) and (ii)).

Impairment losses recognised in an interim period in respect of goodwill, available-for-sale equity securities and unquoted equity securities carried at cost are not reversed in a subsequent period. This is the case even if no loss, or a smaller loss, would have been recognised had the impairment been assessed only at the end of the financial year to which the interim period relates.

(h) Trade and other receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less impairment losses for bad and doubtful debt (see note 1(g)), except where the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less impairment losses for bad and doubtful debts.

(i) Trade and other payables

Trade and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(j) Inventories

Inventories are carried at the lower of cost and net realisable value.

Cost is calculated using the first-in first-out method and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

(k) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the cash flow statement.

1 SIGNIFICANT ACCOUNTING POLICIES (continued)

(l) Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in profit or loss as follows:

(i) Revenue arising from the sale of goods is recognised on delivery of goods to customers which is taken to be the point in time when the customer has accepted the goods and the related risks and rewards of ownership. Revenue excludes value added or other sales taxes and is after deduction of returns and any trade discounts.

(ii) Interest income is recognised as it accrues using the effective interest method.

(iii) Income from other securities is recognised when the Group's right to receive such income is established.

(m) Employee benefits

(i) Short term employee benefits and contributions to defined contribution retirement plans

Salaries, annual bonuses, paid annual leave and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

Contributions to defined contribution plans and Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance are recognised in profit or loss as incurred.

(ii) Share based payments

The fair value of share options granted to employees is recognised as an employee cost with a corresponding increase in a capital reserve within equity. The fair value is measured at grant date using the Black-Scholes model, taking into account the terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the share options, the total estimated fair value of the share options is spread over the vesting period, taking into account the probability that the options will vest.

During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustment to the cumulative fair value recognised in prior years is charged/credited to profit or loss for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognised as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Company's shares. The equity amount is recognised in the capital reserve until either the option is exercised (when it is transferred to the share premium account) or the option expires (when it is released directly to retained profits).

1 SIGNIFICANT ACCOUNTING POLICIES (continued)

(n) Financial guarantees issued, provisions and contingent liabilities

(i) Financial guarantees issued

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the "holder") for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Where the Group issues a financial guarantee, the fair value of the guarantee (being the transaction price, unless the fair value can otherwise be reliably estimated) is initially recognised as deferred income within trade and other payables. Where consideration is received or receivable for the issuance of the guarantee, the consideration is recognised in accordance with the Group's policies applicable to that category of asset. Where no such consideration is received or receivable, an immediate expense is recognised in profit or loss on initial recognition of any deferred income.

The amount of the guarantee initially recognised as deferred income is amortised in profit or loss over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognised in accordance with note 1(n)(ii) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognised, less accumulated amortisation.

(ii) Other provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(o) Income tax

(i) Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

(ii) Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted on substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.



1 SIGNIFICANT ACCOUNTING POLICIES (continued)

(o) Income tax (continued)

(iii) Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits. Apart from differences which arise on initial recognition of assets and liabilities, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised are recognised.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Additional income taxes that arise from the distribution of dividends are recognised when the liability to pay the related dividends is recognised.

(iv) Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

  - the same taxable entity; or

  - different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

1 SIGNIFICANT ACCOUNTING POLICIES (continued)

(p) Convertible notes

Convertible notes that can be converted to share capital at the option of the holder, where the number of shares that would be issued on conversion and the value of the consideration that would be received at that time do not vary, are accounted for as compound financial instruments which contain both a liability component and an equity component. At initial recognition the liability component of the convertible notes is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Any excess of proceeds over the amount initially recognised as the liability component is recognised as the equity component. Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components in proportion to the allocation of proceeds.

The liability component is subsequently carried at amortised cost. The interest expense recognised in profit or loss on the liability component is calculated using the effective interest method. The equity component is recognised in the capital reserve until either the note is converted or redeemed.

If the note is converted, the capital reserve, together with the carrying value of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued. If the note is redeemed, the capital reserve is released directly to retained profits.

(q) Translation of foreign currencies

Foreign currency transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses are recognised in profit or loss, except those arising from foreign currency borrowings used to hedge a net investment in a foreign operation which are recognised directly in equity.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined.

The results of foreign operations are translated into Hong Kong dollars at the exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Balance sheet items, including goodwill arising on consolidation of foreign operations acquired on or after 1 January 2005, are translated into Hong Kong dollars at the foreign exchange rates ruling at the balance sheet date. The resulting exchange differences are recognised directly in a separate component of equity. Goodwill arising on consolidation of a foreign operation acquired before 1 January 2005 is translated at the foreign exchange rate that applied at the date of acquisition of the foreign operation.

On disposal of a foreign operation, the cumulative amount of the exchange differences recognised in equity which relate to that foreign operation is included in the calculation of the profit or loss on disposal.

1 SIGNIFICANT ACCOUNTING POLICIES (continued)

(r) Related parties

For the purposes of these financial statements, a party is considered to be related to the Group if:

(i) the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii) the Group and the party are subject to common control;

(iii) the party is an associate of the Group or a joint venture in which the Group is a venturer;

(iv) the party is a member of key management personnel of the Group or the Group's parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v) the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi) the party is a post-employment benefit plan which is for the benefit or employees of the Group or of any entity that is a related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

(s) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting system, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these financial statements.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. For example, segment assets may include inventories, trade receivables and property, plant and equipment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between Group enterprises within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, interest-bearing loans, borrowings, tax balances, corporate and financing expenses and minority interests.

(Expressed in Hong Kong dollars unless otherwise indicated)

2 CHANGES IN ACCOUNTING POLICIES

The HKICPA has issued a number of new and revised HKFRSs that are first effective or available for early adoption for the current accounting period of the Group.

The accounting policies of the Group and/or the Company after the adoption of these new and revised HKFRSs to the extent that they are relevant to the Group have been summarised in note 1. The following sets out information on the significant changes in accounting policies for the current and prior accounting periods reflected in these financial statements.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 34) except for HK(IFRIC) 10, Interim financial reporting and impairment, which is effective for accounting periods beginning on or after 1 November 2006.

(a) Financial guarantees issued (Amendments to HKAS 39, Financial instruments: Recognition and measurement: Financial guarantee contracts)

In prior years, financial guarantees issued by the Group were disclosed as contingent liabilities in accordance with HKAS 37, Provisions, contingent liabilities and contingent assets. No provisions were made in respect of these guarantees unless it was more likely than not that the guarantee would be called upon.

With effect from 1 January 2006, in order to comply with the amendments to HKAS 39 in respect of financial guarantee contracts, the Group has changed its accounting policy for financial guarantees issued. Under the new policy, financial guarantees issued are accounted for as financial liabilities under HKAS 39 and measured initially at fair value, where the fair value can be reliably measured. Subsequently, they are measured at the higher of the amount initially recognised, less accumulated amortisation, and the amount of the provision, if any, that should be recognised in accordance with HKAS 37. Further details of the new policy are set out in note 1(n)(i).

The change in accounting policy has no financial effect on the consolidated and Company financial statements. Details of the financial guarantees currently issued by the Company are set out in note 31.

(b) Reversal of impairment losses on available-for-sale equity securities (HK(IFRIC) 10, Interim financial reporting and impairment)

In prior years, impairment losses on available-for-sale equity securities recognised in the interim period were reversed through profit or loss in a subsequent interim period of the same year if no loss, or a smaller loss, would have been recognised had the impairment been assessed on a year-to-date basis.

In 2006, the Group has early adopted HK(IFRIC) 10. With effect from 1 January 2006, in accordance with HK(IFRIC) 10, the Group has changed its accounting policy relating to the reversal of impairment losses on available-for-sale equity financial instruments recognised in an interim period. Under the new policy, impairments reported in the interim period profit or loss will also be reported in profit or loss for the full financial year which includes that interim period, irrespective of whether conditions have improved at the year-end balance sheet date. Further details of the new policy are set out in note 1(g)(iii).

3 TURNOVER

The principal activity of the Company is investment holding. The principal activities of the Group are the design, manufacture and sale of liquid crystal displays and related products.

Turnover represents the invoiced value of goods supplied to customers by the Group less returns and discounts.

4 OTHER REVENUE AND NET INCOME

	2006 $'000	2005 $'000
Other revenue		
Consultancy fee income	**17,246**	–
Dividend income from listed equity securities	**7,526**	425
Commission income	**5,667**	–
Interest income from listed debt securities	**1,648**	2,367
Interest income from unlisted debt securities	**287**	1,119
Interest income from unlisted investment funds	**852**	545
Other interest income	**9,362**	12,426
Rental income under operating leases	**429**	367
Other income	**5,951**	3,409
	48,968	20,658
Other net income		
Profit on disposal of fixed assets	**2,276**	6,573
Transfer from equity on disposal of available-for-sale securities	**28,909**	70
Realised and unrealised (losses)/gains on trading securities	**(14,508)**	12,708
Discount on redemption of convertible notes	**3,740**	–
Exchange gain/(loss)	**17,113**	(6,885)
	37,530	12,466

5 PROFIT/(LOSS) BEFORE TAXATION

Profit/(loss) before taxation is arrived at after charging:

	2006	2005
	$'000	$'000
(a) Finance costs:		
Interest on bank advances and other borrowings repayable within five years	**3,146**	4,723
Interest on convertible notes	**151**	1,872
Amortisation of convertible notes	**-**	190
	3,297	6,785
(b) Other items:		
Cost of inventories	**1,394,137**	1,478,600
Auditors' remuneration - audit services	**2,685**	2,005
Research and development costs	**22,958**	21,335
Rental charges under operating leases	**6,256**	3,122
Contributions to defined contribution retirement plan	**4,472**	6,452
Other retirement scheme costs	**522**	1,437
Amortisation of intangible assets	**-**	1,622
(c) Impairment losses:		
Trade and other receivables	**3,629**	6,420



6 DIRECTORS' REMUNERATION

Directors' remuneration disclosed pursuant to section 161 of the Hong Kong Companies Ordinance is as follows:

Year ended 31 December 2005

	Directors' fees	Salaries, allowances and benefits in kind	Discretionary bonuses	Share-based payments	Retirement scheme contributions	Total
	$'000	$'000	$'000	$'000	$'000	$'000
Executive Directors						
Dr Chang Chu Cheng	–	2,054	1,460	2,886	12	6,412
Johnson Ko Chun Shun	–	1,400	1,460	2,886	50	5,796
Tony Tsoi Tong Hoo	–	1,916	1,460	2,714	80	6,170
Cecil Ho Te Hwai	–	209	400	2,886	9	3,504
Chung Shun Ming	–	960	–	–	48	1,008
Kwok Siu Kwan	–	960	–	–	48	1,008
Dr Yan Sze Kwan	–	960	–	–	48	1,008
Non-executive Directors						
Dr William Lo Wing Yan	200	–	–	–	–	200
Yuen Kin	161	–	–	–	–	161
Hou Ziqiang	161	–	–	–	–	161
Professor Charles Kao Kuen	110	–	–	–	–	110
Anthony Lui Chi Shing	110	–	–	–	–	110
Total	742	8,459	4,780	11,372	295	25,648

6 DIRECTORS' REMUNERATION (continued)

Directors' remuneration disclosed pursuant to section 161 of the Hong Kong Companies Ordinance is as follows: (continued)

Year ended 31 December 2006

	Directors' fees $'000	Salaries, allowances and benefits in kind $'000	Discretionary bonuses $'000	Retirement scheme contributions $'000	Total $'000
Executive Directors					
Dr Chang Chu Cheng	–	2,054	2,000	13	4,067
Johnson Ko Chun Shun	–	2,400	1,500	120	4,020
Tony Tsoi Tong Hoo	–	2,400	4,000	120	6,520
Cecil Ho Te Hwai	–	240	500	12	752
Non-executive Directors					
Dr William Lo Wing Yan	200	–	–	–	200
Yuen Kin	200	–	–	–	200
Hou Ziqiang	200	–	–	–	200
Total	600	7,094	8,000	265	15,959

The above emoluments include the estimated value of share options granted to the directors under the Company's share option scheme. The value of these share options is measured according to the Group's accounting policies for share-based payment transactions as set out in note 1(m)(ii). The details of these benefits in kind, including the principal terms and number of options granted, are disclosed under the paragraph "Share Option Scheme" in the director's report and note 25.

7 FIVE HIGHEST PAID INDIVIDUALS' REMUNERATION

The five highest paid individuals in the Group includes three (2005: four) Directors, whose emoluments are disclosed in note 6, and two (2005: one) others whose emoluments are as follows:

	2006 $'000	2005 $'000
Salaries and allowances	2,972	1,288
Retirement scheme contributions	59	246
	3,031	1,534

7 FIVE HIGHEST PAID INDIVIDUALS' REMUNERATION (continued)

The emoluments of the two (2005: one) individuals with the highest emoluments are within the following bands:

	2006 Number of individuals	2005 Number of individuals
$1,000,001 - $1,500,000	**1**	1
$1,500,001 - $2,000,000	**1**	–

8 INCOME TAX IN THE CONSOLIDATED INCOME STATEMENT

(a) Taxation in the consolidated income statement represents:

	2006 $'000	2005 $'000
Current tax - Provision for Hong Kong Profits Tax		
Provision for Hong Kong Profits Tax for the year	**14,998**	22,007
Under-provision in respect of prior years	**3,967**	13,503
	18,965	35,510
Current tax - Overseas		
Tax for the year	**12,039**	8,223
Over-provision in respect of prior years	**(281)**	–
	11,758	8,223
Deferred tax		
Reversal of temporary differences (note 24(b))	**2,635**	(12,729)
	33,358	31,004

The provision for Hong Kong Profits Tax for 2006 is calculated at 17.5% (2005: 17.5%) of the estimated assessable profits for the year. Taxation for overseas subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

As disclosed in the Group's financial statements for the year ended 31 December 2005, a subsidiary has received from the Hong Kong Inland Revenue Department ("IRD") additional assessments relating to the years of assessment 1994/95 to 2004/05 for taxation totalling $163 million. These additional assessments relate to a dispute over the deductibility of certain sub-contracting charges for tax assessment purposes. The subsidiary formally objected to the additional assessments. After lengthy negotiations, meetings and discussions with the IRD, the subsidiary has reached an agreement with the IRD for settlement of the objection for the years of assessment 1994/95 to 2003/04. Based on the outcome, the directors considered that no further provision is required for the years of assessment 1994/95 to 2006/07.

8 INCOME TAX IN THE CONSOLIDATED INCOME STATEMENT (continued)

(b) Reconciliation between tax expense and accounting profit/(loss) at applicable tax rates:

	2006 $'000	2005 $'000
Profit/(loss) before tax	**196,702**	(173,315)
Notional tax on profit/(loss) before tax calculated at the rates applicable to profits in the countries concerned	**14,493**	15,743
Tax effect of non-deductible expenses	**25,011**	23,735
Tax effect of non-taxable revenue	**(15,440)**	(26,853)
Tax effect of unused tax losses not recognised	**5,608**	4,971
Under-provision in prior years	**3,686**	13,503
Others	**–**	(95)
Actual tax expense	**33,358**	31,004

9 PROFIT/(LOSS) ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY

The consolidated profit/(loss) attributable to equity shareholders of the Company includes a loss of $1,382,000 (2005: $12,159,000) which has been dealt with in the financial statements of the Company.

Reconciliation of the above amount to the Company's profit for the year:

	2006 $'000	2005 $'000
Amount of consolidated profit/(loss) attributable to equity shareholders dealt with in the Company's financial statements	**(1,382)**	(12,159)
Dividends from subsidiaries attributable to the profits of subsidiaries, approved and paid during the year	**46,992**	88,600
Company's profit for the year (note 26(b))	**45,610**	76,441



10 DIVIDENDS

(a) Dividends payable to equity shareholders of the Company attributable to the year

	2006 $'000	2005 $'000
Interim dividend declared and paid of 9.0 cents (2005: 10.0 cents) per share	**29,108**	32,120
Final dividend proposed after the balance sheet date of 24.0 cents (2005: 28.0 cents) per share	**77,621**	90,290
	106,729	122,410

The dividends attributable to the years ended 31 December 2005 and 2006 are scrip dividend with a cash option and cash dividend respectively.

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year

	2006 $'000	2005 $'000
Final dividend in respect of the previous financial year, approved and paid during the year, of 28.0 cents (2005: 28.0 cents) per share	**90,290**	88,607

(Expressed in Hong Kong dollars unless otherwise indicated)

11 EARNINGS/(LOSS) PER SHARE

(a) Basic earnings/(loss) per share

The calculation of basic earnings/(loss) per share is based on the profit attributable to equity shareholders of $173,228,000 (2005: $178,976,000 loss) and the weighted average of 322,928,481 shares (2005: 318,304,488 shares) in issue during the year.

(b) Diluted earnings/(loss) per share

The calculation of diluted earnings per share for the year ended 31 December 2006 was based on the profit attributable to equity shareholders of the Company of $173,228,000 and the weighted average number of shares of 323,120,103 shares after adjusting for the effects of all dilutive potential shares.

Diluted loss per share for the year ended 31 December 2005 was the same as the basic loss per share as the potential ordinary shares outstanding during the year ended 31 December 2005 were anti-dilutive.

(c) Weighted average number of shares (diluted)

	2006 **Number of shares**
Weighted average number of shares used in calculating basic earnings per share	**322,928,481**
Effect of deemed issue of shares for no consideration arising from the Company's share option scheme	**191,622**
Weighted average number of shares used in calculating diluted earnings per share	**323,120,103**

12 FIXED ASSETS

The Group

	Land and buildings held for own use $'000	Plant, machinery, tools and equipment $'000	Others $'000	Sub-total $'000	Investment properties $'000	Interest in leasehold land held for own use under operating leases $'000	Total $'000
Cost:							
At 1 January 2005	282,478	578,053	218,416	1,078,947	-	40,445	1,119,392
Exchange adjustments	486	1,285	272	2,043	-	127	2,170
Additions	3,039	99,452	12,671	115,162	-	-	115,162
Transfer	(21,296)	(6,894)	6,894	(21,296)	21,296	-	-
Disposals	(16)	(603)	(4,234)	(4,853)	-	(4,457)	(9,310)
At 31 December 2005	264,691	671,293	234,019	1,170,003	21,296	36,115	1,227,414
At 1 January 2006	264,691	671,293	234,019	1,170,003	21,296	36,115	1,227,414
Exchange adjustments	6,187	10,911	8,309	25,407	-	793	26,200
Additions	707	29,478	20,422	50,607	-	-	50,607
Disposals	(9,782)	(40,756)	(88,931)	(139,469)	-	-	(139,469)
At 31 December 2006	261,803	670,926	173,819	1,106,548	21,296	36,908	1,164,752
Accumulated amortisation and depreciation and impairment losses:							
At 1 January 2005	58,351	466,871	176,170	701,392	-	5,923	707,315
Exchange adjustments	(56)	422	9	375	-	8	383
Charge for the year	6,378	48,095	18,225	72,698	446	750	73,394
Transfer	(10,238)	(4,823)	4,823	(10,238)	10,238	-	-
Impairment loss	63,240	7,443	-	70,683	-	10,352	81,035
Written back on disposals	(1)	(606)	(3,702)	(4,309)	-	(551)	(4,360)
At 31 December 2005	117,674	517,402	195,525	830,601	10,684	16,482	857,767
At 1 January 2006	117,674	517,402	195,525	830,601	10,684	16,482	857,767
Exchange adjustments	2,549	7,389	7,249	17,187	-	355	17,542
Charge for the year	5,100	55,390	19,277	79,767	446	602	80,815
Written back on disposals	(2,931)	(40,179)	(83,881)	(126,991)	-	-	(126,991)
At 31 December 2006	122,392	540,002	138,170	800,564	11,130	17,439	829,133
Net book value:							
At 31 December 2006	139,411	130,924	35,649	305,984	10,166	19,469	335,619
At 31 December 2005	147,017	153,891	38,494	339,402	10,612	19,633	369,647

12 FIXED ASSETS (continued)

The Group (continued)

(a) Other fixed assets comprise mainly leasehold improvements, furniture, fixtures, office equipment and motor vehicles.

(b) As a part of the Group's development strategy, the Group decided to relocate the production operation in Malaysia to the Group's Shenzhen and Heyuan plants and the Hong Kong office premise in Tseung Kwan O to Kwun Tong in 2005. As a result, the directors assessed the recoverable amount of the related buildings and plant, machinery, tools and equipment and an impairment loss of $81,035,000 was recognised for the year ended 31 December 2005.

(c) The analysis of the net book value of properties is as follows:

	2006	2005
	$'000	$'000
In Hong Kong		
– medium-term leases	**80,279**	89,982
Outside Hong Kong		
– freehold	**547**	523
– long-term leases	**26,895**	26,127
– medium-term leases	**51,883**	50,887
– no specified lease term	**9,442**	9,743
	88,767	87,280
	169,046	177,262
Representing:		
Land and buildings held for own use	**139,411**	147,017
Investment properties	**10,166**	10,612
Interest in leasehold land held for own use under operating leases	**19,469**	19,633
	169,046	177,262

(d) Investment properties of the Group are stated at cost less accumulated depreciation.

12 FIXED ASSETS (continued)

The Group (continued)

(e) Fixed assets leased out under operating leases

The Group leases out investment properties under operating leases. The leases typically run for an initial period of one to two years, with an option to renew the lease after that date at which time all terms are renegotiated.

All properties held under operating leases that would otherwise meet the definition of investment property are classified as investment property. The fair value of the investment properties as at 31 December 2006, as determined by the directors of the Company by reference to recent market transactions in comparable properties, amounted to $20,765,000 (2005: $19,208,000). Investment properties have not been valued by an independent valuer who holds a recognised and professional qualification and has recent experience in the location and category of the investment properties being valued.

The Group's total future minimum lease payments under non-cancellable operating leases are receivable as follows:

	2006	2005
	$'000	$'000
Within 1 year	**320**	100
After one year but within 5 years	**160**	-
	480	100

13 INTANGIBLE ASSETS

The Group

	The Group Patent rights	
	2006	2005
	$'000	$'000
Cost:		
At 1 January and 31 December	**30,845**	30,845
Accumulated amortisation and impairment losses:		
At 1 January	**(30,845)**	(3,795)
Charge for the year	–	(1,622)
Impairment loss	–	(25,428)
At 31 December	**(30,845)**	(30,845)
Net book value:		
At 31 December	–	–

The amortisation charge for the year ended 31 December 2005 was included in "other operating expenses" in the consolidated income statement.

14 GOODWILL

As a part of the Group's development strategy, the Group decided to relocate the production operation in Malaysia to the Group's Shenzhen and Heyuan plants in 2005. As a result, the directors reassessed the recoverable amount of the related goodwill and an impairment loss was recognised for the year ended 31 December 2005 to write off the entire carrying amount of goodwill.

15 INTEREST IN SUBSIDIARIES

	The Company	
	2006	2005
	$'000	$'000
Unlisted shares, at cost	**101,453**	101,453
Amounts due from subsidiaries	**786,837**	853,415
	888,290	954,868

All of these are controlled subsidiaries as defined under note 1(c) and have been consolidated into the Group's financial statements.

Details of these subsidiaries are as follows:

Name of company	Place of incorporation/ operation	Particulars of issued/registered capital	Proportion of ownership interest: Group's effective interest	Held by the Company	Held by a subsidiary	Principal activities
* Varitronix (B.V.I.) Limited	British Virgin Islands/ Hong Kong	18,480 ordinary shares of US$1 each	100%	100%	-	Investment holding
* Varintelligent (BVI) Limited	British Virgin Islands/ Hong Kong	1 ordinary share of US$1 each	100%	100%	-	Holding and licensing of trademarks
Vogue Industries Limited	British Virgin Islands/ Hong Kong	100 ordinary shares of US$1 each	100%	100%	-	Investment holding
Varitronix Limited	Hong Kong	2 ordinary shares of $1,000 each 1,848 non-voting deferred ordinary shares of $1,000 each	100%	-	100%	Design, manufacture and sale of liquid crystal displays and related products



15 INTEREST IN SUBSIDIARIES (continued)

Name of company	Place of incorporation/ operation	Particulars of issued/registered capital	Proportion of ownership interest: Group's effective interest	Held by the Company	Held by a subsidiary	Principal activities
Varitronix (Malaysia) Sdn. Bhd.	Malaysia	38,000,000 Ordinary shares of Myr$1 each	100%	–	100%	Design, manufacture and sale of liquid crystal displays and related products
# * Varitronix (Heyuan) Co. Ltd.	The People's Republic of China	Rmb78,910,000	90.1%	–	90.1%	Manufacture of liquid crystal displays and related products
# * Varitronix (Heyuan) Display Technology Limited	The People's Republic of China	Rmb192,919,473	100%	–	100%	Manufacture of liquid crystal displays and related products
* Varitronix Manufacturing (BVI) Limited	British Virgin Islands/The People's Republic of China	100 ordinary shares of US$1 each	100%	–	100%	Subcontract and operate production plant in the People's Republic of China
# Varitronix Pengyuan Limited	The People's Republic of China	Rmb8,000,000	90%	–	90%	Liquid crystal displays business
* Varitronix (Singapore) Pte Ltd.	Singapore	200,000 ordinary shares of SGD 1 each	100%	–	100%	Research development centre
* Varitronix (U.K.) Limited	United Kingdom	100 ordinary shares of £10 each	100%	–	100%	Marketing and sales consultants
* VL Electronics, Inc.	United States	5,000 common stock of US$10 each	100%	–	100%	Marketing and sales consultants
* Varitronix (Canada) Limited	Canada	100 ordinary shares of C$1 each	100%	–	100%	Marketing and sales consultants

(Expressed in Hong Kong dollars unless otherwise indicated)

15 INTEREST IN SUBSIDIARIES (continued)

Name of company	Place of incorporation/ operation	Particulars of issued/registered capital	Proportion of ownership interest: Group's effective interest	Held by the Company	Held by a subsidiary	Principal activities
* Varitronix Italia, s.r.l.	Italy	25,000 ordinary shares of €0.52 each	100%	–	100%	Marketing and sales consultants
* Varitronix GmbH	Germany	100,000 shares of €0.51 each	60%	–	60%	Marketing and sales consultants
Varitronix (France) SAS	France	2,500 ordinary Shares of €15.25 each	100%	–	100%	Marketing and sales consultants
Link Score Investment Limited	Hong Kong	100 ordinary shares of $1 each	100%	–	100%	Property investment and investment holding
Polysources Properties Limited	Hong Kong	2 ordinary shares of $100 each 154 non-voting deferred ordinary shares of $100 each	100%	–	100%	Property investment
* Starel Trading Limited	Republic of Cyprus/United Kingdom	1,000 shares of Cyprus £1 each	100%	–	100%	Property investment
* Quest Industries Limited	British Virgin Islands/The People's Republic of China	100 ordinary shares of US$1 each	100%	–	100%	Property investment
Cadac Electronic (M) Sdn. Bhd.	Malaysia	276,002 ordinary shares of Myr$1 each	100%	–	100%	Property investment
Varitronix Finance Limited	British Virgin Islands/ Hong Kong	100 ordinary shares of US$1 each	100%	–	100%	Provision of financial co-ordination services for group companies and holding of trading securities

15 INTEREST IN SUBSIDIARIES (continued)

	Name of company	Place of incorporation/ operation	Particulars of issued/registered capital	Proportion of ownership interest: Group's effective interest	Held by the Company	Held by a subsidiary	Principal activities
	Varitronix Investment Limited	British Virgin Islands/ Hong Kong	5,000 ordinary shares of US$1 each	100%	–	100%	Investment holding
*	Varitronix Marketing Limited	British Virgin Islands/ United Kingdom	1,000 shares of US$1 each	100%	–	100%	Investment holding
*	Mcalpine Management Limited	British Virgin Islands/ United Kingdom	1,000 shares of US$1 each	100%	–	100%	Investment holding
*	Varitronix Marketing (China) Limited	British Virgin Island/ The People's Republic of China	1 share of US$1	90%	–	90%	Investment holding
*	Varitronix (Shenzhen) Limited	British Virgin Island/ The People's Republic of China	1 share of US$1	100%	–	100%	Investment holding
	Varitronix Agencies Limited	British Virgin Islands/ Hong Kong	50,000 shares of US$1 each	100%	–	100%	Dormant
*	Varitronix Optech Limited	Hong Kong	100,000 ordinary shares of $1 each	100%	–	100%	Dormant
*	Great Boom Developments Limited	British Virgin Islands/ Hong Kong	10,000 ordinary shares of US$1 each	90%	–	90%	Investment holding
*	Misdino Group Limited	British Virgin Islands/ Hong Kong	1 ordinary share of US$1 each	100%	–	100%	Investment holding

(Expressed in Hong Kong dollars unless otherwise indicated)

15 INTEREST IN SUBSIDIARIES (continued)

	Name of company	Place of incorporation/ operation	Particulars of issued/registered capital	Proportion of ownership interest: Group's effective interest	Held by the Company	Held by a subsidiary	Principal activities
*	Sun Yik Group Limited	British Virgin Islands/ Hong Kong	1 ordinary share of US$1 each	100%	–	100%	Investment holding
*	Varitronix Shenzhen Linkscore Limited	The People's Republic of China	Rmb500,000	100%	–	100%	Trading of electronic components
*	Varitronix (Macao Commercial Offshore) Limited	Macau	Mop100,000	100%	–	100%	Trading of electronic components
*	Eastriver Investments Limited	British Virgin Islands/ Hong Kong	1,000 ordinary share of US$1 each	100%	–	100%	Investment holding
#	Varitronix Pengyuan Electronics Limited	The People's Republic of China	Rmb15,000,000	90%	–	90%	Liquid crystal display business
*	Varitronix LEP Limited	British Virgin Islands/ Hong Kong	1 ordinary share of US$1 each	100%	–	100%	Property investment
*	Varitronix OLED Limited	British Virgin Islands/ Hong Kong	1 ordinary share of US$1 each	100%	–	100%	Investment holding
*	Le Grove Investments Limited	British Virgin Islands/ Hong Kong	1 ordinary share of US$1 each	100%	–	100%	Investment holding
*	Liven Kingyip (BVI) Limited	British Virgin Islands/ Hong Kong	1,000 ordinary share of US$1 each	68%	–	68%	Investment holding
	Liven Kingyip Communication Technology Limited	Hong Kong	10,000 ordinary share of HK$1 each	68%	–	68%	Trading of electronic components



15 INTEREST IN SUBSIDIARIES (continued)

	Name of company	Place of incorporation/ operation	Particulars of issued/registered capital	Proportion of ownership interest: Group's effective interest	Held by the Company	Held by a subsidiary	Principal activities
*	Profit Concept Holdings Limited	British Virgin Islands/ Hong Kong	1 ordinary share of US$1 each	100%	–	100%	Investment holding
#*	Shenzhen Liven Kingyip Communication Technology Limited	The People's Republic of China	HK$500,000	68%	–	68%	Trading of liquid crystal display
#*	Varitronix Electronics (Shenzhen) Limited	The People's Republic of China	US$2,100,000	100%	-	100%	Manufacture of liquid crystal displays and related products
*	Varitronix Asia Limited	British Virgin Islands/ Hong Kong	1 ordinary share of US$1 each	100%	–	100%	Investment holding
	Ample Bonus Limited	Hong Kong	10,000 ordinary shares of HK$1 each	100%	–	100%	Trading of liquid crystal display
*	Varitronix (Switzerland) GmbH	Switzerland	CHF30,000	100%	–	100%	Marketing and sales consultants

* *Companies not audited by KPMG. The financial statements of the subsidiaries not audited by KPMG reflect total assets and total turnover constituting approximately 23% (2005: 35%) and 15% (2005: 10%) respectively of the related consolidated totals.*

# *Name of company*	*Type of legal entity*
Varitronix (Heyuan) Co. Ltd.	Sino-foreign co-operative joint venture
Varitronix Pengyuan Limited	Sino-foreign equity joint venture
Varitronix (Heyuan) Display Technology Limited	Wholly owned foreign enterprise
Varitronix Pengyuan Electronics Limited	Sino-foreign equity joint venture
Shenzhen Liven Kingyip Communication Technology Limited	Wholly owned foreign enterprise
Varitronix Electronics (Shenzhen) Limited	Wholly owned foreign enterprise

16 OTHER NON-CURRENT FINANCIAL ASSETS (AT MARKET VALUE)

	The Group	
	2006	2005
	$'000	$'000
Available-for-sale debt securities		
Listed outside Hong Kong	**23,734**	22,994
Unlisted	**20,785**	27,828
	44,519	50,822
Available-for-sale equity securities		
Listed in Hong Kong	**29,014**	134,462
Unlisted	**1**	1
Unlisted investment funds	**-**	40
	29,015	134,503
Total	**73,534**	185,325

Movements in available-for-sale securities are as follows:

	2006	2005
	$'000	$'000
At 1 January	**185,325**	60,489
Additions	**12,665**	321,429
Disposals	**(136,018)**	(3,955)
Transfer to investment revaluation reserve	**19,772**	(16,863)
Impairment loss	**(8,210)**	(175,775)
Total	**73,534**	185,325

The above available-for-sale securities consist of certain long-term investments in companies engaging in OLED business and handset design business and other listed debt and equity securities. Of the additional investments made during the year ended 31 December 2005, an impairment loss of $168,025,000 was made against the carrying amount at 31 December 2005 as the directors reassessed the expected future cashflows to be generated from these investments in view of the uncertain market situation; a further impairment loss of $8,210,000 was made during the year ended 31 December 2006 following a reassessment in 2006.

The carrying amount of the listed investments at 31 December 2005 included an aggregate amount of $75,127,000 relating to investment in listed companies in respect of which a director and major shareholder of the Company is also a director and major shareholder of these invested companies. All of these listed investments were disposed of at a total gain of $38,005,000 during the year ended 31 December 2006.

17 TRADING SECURITIES (AT MARKET VALUE)

	The Group	
	2006	2005
	$'000	$'000
Debt securities		
Listed outside Hong Kong	**3,940**	3,955
Equity securities		
Listed		
– in Hong Kong	**31,638**	52,652
– outside Hong Kong	**109,887**	118,861
	141,525	171,513
Unlisted investment funds	**18,719**	17,797
	160,244	189,310
Total	**164,184**	193,265

18 INVENTORIES

(a) Inventories in the balance sheet comprise:

	The Group	
	2006	2005
	$'000	$'000
Raw materials	**167,650**	119,545
Work in progress	**60,104**	31,310
Finished goods	**109,383**	82,782
	337,137	233,637

(b) The analysis of the amount of inventories recognised as an expense is as follows:

	The Group	
	2006	2005
	$'000	$'000
Carrying amount of inventories sold	**1,381,479**	1,470,060
Write down of inventories	**12,658**	8,540
	1,394,137	1,478,600

19 TRADE AND OTHER RECEIVABLES

Included in trade and other receivables are trade debtors and bills receivable (net of impairment losses for bad and doubtful debts) which are expected to be recovered within one year and have the following ageing analysis as of the balance sheet date:

	The Group	
	2006	2005
	$'000	$'000
Within 60 days of the invoice issue date	**278,040**	320,436
61 to 90 days after the invoice issue date	**47,915**	33,888
91 to 120 days after the invoice issue date	**9,114**	7,350
More than 120 days but less than 12 months after the invoice issue date	**12,049**	20,143
More than 12 months after the invoice issue date	**1**	2,506
	347,119	384,323

Debts are due within 90 days from the date of the invoice.

Included in trade and other receivables are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group	
	2006	2005
	$'000	$'000
Euros	**EUR 1,277**	EUR 1,108
United States Dollars	**USD 19,642**	USD 17,585

20 CASH AND CASH EQUIVALENTS

	The Group		The Company	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Deposits with banks and other financial institutions	**152,607**	263,279	**-**	-
Cash at bank and in hand	**346,081**	152,566	**299**	316
Cash and cash equivalents in the balance sheet and consolidated cash flow statement	**498,688**	415,845	**299**	316

20 CASH AND CASH EQUIVALENTS (continued)

Included in cash and cash equivalents are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group				The Company			
	2006		2005		**2006**		2005	
	$'000		$'000		**$'000**		$'000	
Euros	**EUR**	**3,120**	EUR	6,669	**EUR**	**–**	EUR	–
United States Dollars	**USD**	**22,059**	USD	33,192	**USD**	**3**	USD	13

21 BANK LOANS AND OVERDRAFTS

Unsecured, interest-bearing bank loans and overdrafts are repayable as follows:

	The Group	
	2006	2005
	$'000	$'000
Within 1 year or on demand	**45,144**	98,549

Included in bank loans and overdrafts are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group			
	2006		2005	
	$'000		$'000	
Japanese Yen	**JPY**	**189,644**	JPY	376,976

22 TRADE AND OTHER PAYABLES

Included in trade and other payables are trade creditors and bills payable with the following ageing analysis as of the balance sheet date:

	The Group	
	2006	2005
	$'000	$'000
Within 60 days of supplier invoice date	**275,516**	200,217
61 to 120 days after supplier invoice date	**36,040**	32,178
More than 120 days but within 12 months after supplier invoice date	**5,626**	9,059
	317,182	241,454

22 TRADE AND OTHER PAYABLES (continued)

Included in trade and other payables are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group	
	2006	2005
	$'000	$'000
United States Dollars	**USD 14,476**	USD 13,445
Renminbi	**RMB 10,638**	RMB 4,615
Japanese Yen	**JPY 495,009**	JPY 435,921

23 CONVERTIBLE NOTES

	The Group	
	2006	2005
	$'000	$'000
At 31 December	**–**	30,109

Pursuant to a supplemental note entered into by the issuer, being an indirect wholly-owned subsidiary of the Company and the holders of the convertible notes ("Noteholders") on 25 January 2006, the convertible notes were redeemed at 85% of their face value ($26,520,000) on 27 January 2006. One of the Noteholders is the brother-in-law of an Executive Director of the Company. The other Noteholder is a director of an indirect wholly-owned subsidiary of the Company.

24 INCOME TAX IN THE BALANCE SHEET

(a) Current taxation in the balance sheet represents:

	The Group	
	2006	2005
	$'000	$'000
Provision for Hong Kong Profits Tax for the year	**14,998**	22,007
Provisional Profits Tax paid	**(277)**	(354)
Balance of Profits Tax recoverable relating to prior years	**(4,537)**	(3,032)
Overseas tax	**3,142**	2,272
	13,326	20,893
Current tax recoverable	**(888)**	(2,483)
Current tax payable	**14,214**	23,376
	13,326	20,893

24 INCOME TAX IN THE BALANCE SHEET (continued)

(b) Deferred tax assets and liabilities recognised:

The Group

The components of deferred tax (assets)/liabilities recognised in the consolidated balance sheet and the movements during the year are as follows:

	Depreciation allowances in excess of the related depreciation	Tax allowances for intangible assets in excess of amortisation	Provisions	Others	Total
	$'000	$'000	$'000	$'000	$'000
At 1 January 2005	8,891	4,734	(6,902)	(1,346)	5,377
(Credited)/charged to profit or loss (note 8(a))	(7,823)	(4,734)	(1,068)	896	(12,729)
At 31 December 2005	1,068	–	(7,970)	(450)	(7,352)
At 1 January 2006	1,068	–	(7,970)	(450)	(7,352)
Charged/(credited) to profit or loss (note 8(a))	357	–	2,278	–	2,635
At 31 December 2006	**1,425**	**–**	**(5,692)**	**(450)**	**(4,717)**

	The Group	
	2006	2005
	$'000	$'000
Net deferred tax assets recognised on the balance sheet	**(4,957)**	(8,725)
Net deferred tax liabilities recognised on the balance sheet	**240**	1,373
	(4,717)	(7,352)

(c) Deferred tax assets not recognised

In accordance with the accounting policy set out in note 1(o), the Group has not recognised deferred tax assets in respect of cumulative tax losses of $39,565,000 (2005: $19,119,000) as it is not probable that future taxable profits against which the losses can be utilised will be available in the relevant tax jurisdiction and entity. The tax losses do not expire under current tax legislation.

(Expressed in Hong Kong dollars unless otherwise indicated)

25 EQUITY SETTLED SHARE-BASED TRANSACTIONS

The Company had a Share Option Scheme for the employees of the Group which was adopted on 6 June 1991, subsequently amended on 8 June 1999 and expired on 5 June 2001. The options under the first Share Option Scheme are exercisable for a period of ten years following the date of grant. A second Share Option Scheme of the Company for the employees of the Group was adopted on 22 June 2001 and terminated on 12 May 2003. The options under the second Share Option Scheme are exercisable for a period of ten years following the date of grant.

A third Share Option Scheme of the Company was adopted on 12 May 2003 as an incentive to the Group's employees and business associates. The directors of the Company are authorised, at their discretion, to invite any employee, director, including executive and non-executive directors, or business associate of any company in the Group, to take up options to subscribe for shares at a price determined by the board and notified to each grantee and which will not be less than the closing price of the shares on the Stock Exchange on the date of offer of the option granted to such grantee or the average of the closing prices of the shares on the Stock Exchange on the five trading days immediately preceding the date of offer of the option granted to such grantee or the nominal value of the shares, whichever is higher.

The maximum number of shares in respect of which options may be granted under the third Share Option Scheme and any other Share Option Schemes of the Company may not exceed 10 percent of the issued share capital of the Company at the date of approval of the third Share Option Scheme. The options under the third Share Option Scheme are exercisable for a period of ten years from the date of grant.

(a) The terms and conditions of the grants that existed during the years are as follows, whereby all options are settled by physical delivery of shares:

	Number of options	Vesting conditions	Contractual life of options
Options granted to directors:			
– 30 October 2002	1,000,000	Immediate from the date of grant	10 years
– 21 December 2004	300,000	Immediate from the date of grant	10 years
– 22 July 2005	3,000,000	Immediate from the date of grant	10 years
– 19 December 2005	9,000,000	Immediate from the date of grant	10 years

25 EQUITY SETTLED SHARE BASED TRANSACTIONS (continued)

(a) The terms and conditions of the grants that existed during the years are as follows, whereby all options are settled by physical delivery of shares: (continued)

	Number of options	Vesting conditions	Contractual life of options
Options granted to employees:			
– 9 June 1999	357,750	Immediate from the date of grant	10 years
– 1 June 2000	569,000	Immediate from the date of grant	10 years
– 30 August 2001	140,000	Immediate from the date of grant	10 years
– 13 September 2002	153,500	Immediate from the date of grant	10 years
– 30 October 2002	1,000,000	Immediate from the date of grant	10 years
– 6 October 2003	301,500	Immediate from the date of grant	10 years
– 20 December 2004	2,428,000	Immediate from the date of grant	10 years
– 21 December 2004	3,000,000	Immediate from the date of grant	10 years

(Expressed in Hong Kong dollars unless otherwise indicated)

25 EQUITY SETTLED SHARE BASED TRANSACTIONS (continued)

(b) The number and weighted average exercise prices of share options are as follows:

	2006		2005	
	Weighted average exercise price	**Number of options**	Weighted average exercise price	Number of options
Outstanding at the beginning of the year	**$6.445**	**21,250,250**	$6.979	18,061,250
Granted during the year	**–**	**–**	$5.948	12,000,000
Forfeited during the year	**$7.140**	**(4,726,500)**	$7.633	(6,555,000)
Exercised during the year	**$3.348**	**(22,000)**	$4.623	(2,256,000)
Outstanding at the end of the year	**$6.250**	**16,501,750**	$6.445	21,250,250
Exercisable at the end of the year		**16,501,750**		21,250,250

The weighted average share price at the date of exercise of shares options exercised during the year was $5.252 (2005: $6.063).

(c) Fair value of share options and assumptions

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on a Black-Scholes. The contractual life of the option is used as in input into this model.

There were no share options granted during 2006.

Fair value of share options and assumptions for share options granted in 2005

Fair value at measurement date	0.948
Share price	5.88
Exercise price	5.89
Expected volatility (expressed as weighted average volatility)	31.9%
Option life	5 years
Expected dividends	6.50%
Risk-free interest free (based on Exchange Fund Notes)	4.02%

The expected volatility is based on the historic volatility (calculated based on the weighted average remaining life of the share options), adjusted for any expected changes to future volatility due to publicly available information. Expected dividends are based on historical dividends.

Share options were granted under a service condition. This condition has not been taken into account in the grant date fair value measurement of the services received. There were no market conditions associated with the share option grants.

26 CAPITAL AND RESERVES

(a) The Group

	Attributable to equity shareholders of the Company									
	Share capital (note c)	Share premium (note d(i))	Exchange reserve (note d(iii))	Fair value revaluation reserve (note d(iv))	Capital reserve (note d(v))	Other reserves (note d(vi))	Retained profits	Total	Minority interests	Total equity
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
2005										
At 1 January 2005	79,059	657,389	(12,469)	5,365	1,961	1,933	819,073	1,552,311	55,908	1,608,219
Final dividends approved in respect of the previous year	-	-	-	-	-	-	(88,607)	(88,607)	-	(88,607)
Shares issued under share option scheme	564	9,866	-	-	-	-	-	10,430	-	10,430
Allotment of shares from scrip dividends	991	23,565	-	-	-	-	-	24,556	-	24,556
Available-for-sale securities:										
- changes in fair value	-	-	-	(16,863)	-	-	-	(16,863)	-	(16,863)
- transfer to profit or loss on disposal	-	-	-	(70)	-	-	-	(70)	-	(70)
Capital contribution by minority interest shareholder	-	-	-	-	-	-	-	-	2,820	2,820
Equity settled share-based transactions	-	-	-	-	11,373	-	-	11,373	-	11,373
Transfer to other reserves	-	-	-	-	-	49	(49)	-	-	-
Interim dividends declared in respect of the current year	-	-	-	-	-	-	(32,120)	(32,120)	-	(32,120)
Loss for the year	-	-	-	-	-	-	(178,976)	(178,976)	(25,343)	(204,319)
Exchange differences on translation of financial statements of overseas subsidiaries	-	-	7,111	-	-	-	-	7,111	407	7,518
At 31 December 2005	80,614	690,820	(5,358)	(11,568)	13,334	1,982	519,321	1,289,145	33,792	1,322,937

26 CAPITAL AND RESERVES (continued)

(a) The Group (continued)

	Attributable to equity shareholders of the Company									
	Share capital (note c)	Share premium (note d(i))	Exchange reserve (note d(iii))	Fair value revaluation reserve (note d(iv))	Capital reserve (note d(v))	Other reserves (note d(vi))	Retained profits	Total	Minority interests	Total equity
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
2006										
At 1 January 2006	80,614	690,820	(5,358)	(11,568)	13,334	1,982	519,321	1,289,145	33,792	1,322,937
Final dividends approved in respect of the previous year	-	-	-	-	-	-	(90,290)	(90,290)	-	(90,290)
Shares issued under share option scheme	6	68	-	-	-	-	-	74	-	74
Allotment of shares from scrip dividends	236	4,448	-	-	-	-	-	4,684	-	4,684
Available-for-sale securities:										
– changes in fair value	-	-	-	19,772	-	-	-	19,772	-	19,772
– transfer to profit or loss on disposal	-	-	-	(28,909)	-	-	-	(28,909)	-	(28,909)
Capital contribution by minority interest shareholder	-	-	-	-	-	-	-	-	4,973	4,973
Acquisition of minority interests	-	-	-	-	-	(30,321)	-	(30,321)	(15,390)	(45,711)
Increase in minority interests upon partial disposal of interests in a subsidiary	-	-	-	-	-	-	-	-	5,807	5,807
Redemption of convertible notes	-	-	-	-	(1,961)	-	1,961	-	-	-
Profit for the year	-	-	-	-	-	-	173,228	173,228	(9,884)	163,344
Interim dividends declared in respect of the current year	-	-	-	-	-	-	(29,108)	(29,108)	-	(29,108)
Exchange differences on translation of financial statements of overseas subsidiaries	-	-	14,179	-	-	-	-	14,179	318	14,497
At 31 December 2006	80,856	695,336	8,821	(20,705)	11,373	(28,339)	575,112	1,322,454	19,616	1,342,070

26 CAPITAL AND RESERVES (continued)

(b) The Company

	Share capital (note c) $'000	Share premium (note d(i)) $'000	Contributed surplus (note d(ii)) $'000	Capital reserve (note d(v)) $'000	Retained profits $'000	Total $'000
At 1 January 2005	79,059	657,389	51,636	–	157,129	945,213
Final dividends approved in respect of the previous year	–	–	–	–	(88,607)	(88,607)
Shares issues under share option scheme	564	9,866	–	–	–	10,430
Allotment of shares from scrip dividends	991	23,565	–	–	–	24,556
Equity settled share-based transaction	–	–	–	11,373	–	11,373
Profit for the year	–	–	–	–	76,441	76,441
Interim dividend declared in respect of the current year	–	–	–	–	(32,120)	(32,120)
At 31 December 2005	80,614	690,820	51,636	11,373	112,843	947,286

	Share capital (note c) $'000	**Share premium** (note d(i)) $'000	**Contributed surplus** (note d(ii)) $'000	**Capital reserve** (note d(v)) $'000	**Retained profits** $'000	**Total** $'000
At 1 January 2006	**80,614**	**690,820**	**51,636**	**11,373**	**112,843**	**947,286**
Final dividends approved in respect of the previous year	–	–	–	–	**(90,290)**	**(90,290)**
Shares issues under share option scheme	**6**	**68**	–	–	–	**74**
Allotment of shares from scrip dividends	**236**	**4,448**	–	–	–	**4,684**
Profit for the year	–	–	–	–	**45,610**	**45,610**
Interim dividend declared in respect of the current year	–	–	–	–	**(29,108)**	**(29,108)**
At 31 December 2006	**80,856**	**695,336**	**51,636**	**11,373**	**39,055**	**878,256**

26 CAPITAL AND RESERVES (continued)

(c) Share capital

(i) Authorised and issued share capital

	2006		2005	
	No. of shares '000	**Amount $'000**	No. of shares '000	Amount $'000
Authorised:				
Ordinary shares of $0.25 each	**400,000**	**100,000**	400,000	100,000
Issued and fully paid:				
At 1 January	**322,455**	**80,614**	316,235	79,059
Shares issued under share option scheme	**22**	**6**	2,256	564
Allotment of shares from scrip dividends	**945**	**236**	3,964	991
At 31 December	**323,422**	**80,856**	322,455	80,614

(ii) Terms of unexpired and unexercised share options at balance sheet date

Exercise period	Exercise price	**2006 Number**	2005 Number
9 July 1999 to 8 July 2009	HK$ 10.900	**166,750**	357,750
1 July 2000 to 30 June 2010	HK$ 11.300	**371,000**	569,000
30 August 2001 to 29 August 2011	HK$ 3.060	**121,500**	140,000
13 September 2002 to 12 September 2012	HK$ 3.905	**137,000**	153,500
31 October 2002 to 30 October 2012	HK$ 4.605	**1,000,000**	2,000,000
6 October 2003 to 5 October 2013	HK$ 7.350	**239,500**	301,500
20 December 2004 to 19 December 2014	HK$ 7.500	**2,166,000**	2,428,500
21 December 2004 to 20 December 2014	HK$ 7.450	**300,000**	3,300,000
22 July 2005 to 21 July 2015	HK$ 6.600	**3,000,000**	3,000,000
19 December 2005 to 18 December 2015	HK$ 5.730	**9,000,000**	9,000,000
		16,501,750	21,250,250

Each option entitles the holder to subscribe for one ordinary share in the Company. Further details of these options are set out in note 25 to the financial statements.

(iii) Shares issued under share option scheme

Shares issued under the share option scheme during the year were exercised to subscribe for 22,000 (2005: 2,256,000) ordinary shares in the Company at a consideration of $74,000 (2005: $10,430,000) of which $5,500 (2005: $564,000) was credited to share capital and the balance of $68,500 (2005: $9,866,000) was credited to the share premium account.

26 CAPITAL AND RESERVES (continued)

(d) Nature and purpose of reserves

(i) Share premium

The application of the share premium account is governed by sections 150 and 157 of the Company's Articles of Association and the Companies Act 1981 of Bermuda.

(ii) Contributed surplus

The excess value of the shares of the subsidiaries acquired pursuant to the Group reorganisation scheme in 1991 over the nominal value of the new shares of the Company issued in exchange is credited to the contributed surplus account. Under the Companies Act 1981 of Bermuda (as amended) and the Bye-laws of the Company, the contributed surplus is distributable to shareholders. However, the directors have no current intention to distribute this surplus.

(iii) Exchange reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations. The reserve is dealt with in accordance with the accounting policies set out in note 1(q).

(iv) Fair value revaluation reserve

The fair value revaluation reserve comprises the cumulative net change in the fair value of available-for-sale securities held at the balance sheet date and is dealt with in accordance with the accounting policies in notes 1(d) and (g).

(v) Capital reserve

The capital reserve at 31 December 2006 comprises the fair value of the actual or estimated number of unexercised share options granted to employees of the Company recognised in accordance with the accounting policy adopted for share based payments in note 1(m).

The capital reserve at 31 December 2005 also included the value of the unexercised equity component of convertible notes issued by the Company recognised in accordance with the accounting policy adopted for convertible notes in note 1(p), which was released to retained profits upon redemption during the year ended 31 December 2006.

(vi) Other reserves

Other reserves comprise statutory reserves required in respect of the PRC incorporated subsidiaries.

(vii) Distributability of reserves

At 31 December 2006, the aggregate amount of reserves available for distribution to shareholders of the Company was $90,691,000 (2005: $164,479,000).

27 SEGMENT REPORTING

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Business segment

As all of the Group's turnover and profits were derived from the design, manufacture and sale of liquid crystal displays and related products, accordingly no separate business segment analysis is presented for the Group.

Geographical segments

In presenting information on the basis of geographical segments, segment revenue is based on the geographical locations of customers. Segment assets and capital expenditure are based on the geographical location of the assets.

	Hong Kong and PRC		Rest of Asia		Europe		North America		Others		Total	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000	**$'000**	$'000	**$'000**	$'000	**$'000**	$'000	**$'000**	$'000
Revenue from external customers	**743,609**	828,255	**260,653**	371,894	**703,303**	635,913	**109,667**	88,387	**49,843**	55,358	**1,867,075**	1,979,807
Segment assets	**1,407,648**	1,396,501	**158,372**	197,680	**152,091**	114,469	**155,748**	100,496				
Capital expenditure incurred during the year	**49,753**	112,344	**5**	850	**812**	1,950	**37**	18				

Revenue from external customers located in Europe is analysed as follows:

	2006	2005
	$'000	$'000
France	**176,939**	160,775
United Kingdom	**118,023**	116,737
Germany	**156,069**	131,500
Other European countries	**252,272**	226,901
	703,303	635,913

There is no major disparity in the ratios between turnover and profit in relation to the above geographical locations, hence no analysis is given of the profit contributions from the above geographical locations.



28 ACQUISITION OF ADDITIONAL EQUITY INTERESTS IN SUBSIDIARIES

(a) Acquisition of additional equity interest in Varitronix Pengyuan Limited ("Varitronix Pengyuan")

On 22 March 2006, pursuant to the agreement with Tsinghua Holdings Corporation ("Tsinghua Holdings") signed on 8 November 2005, Varitronix Marketing acquired 49% equity interest in Varitronix Pengyuan, a then sino-foreign equity joint venture enterprise which was owned as to 51% by Varitronix Marketing and as to 49% by Tsinghua Holdings, at a total consideration of RMB40,000,000. As a result, the Group's equity interest in Varitronix Pengyuan increased from 51% to 100% effective on the same date. The premium on acquisition of minority interests of Varitronix Pengyuan amounting to $26,775,000 has been recognised directly in shareholders' equity. As further described in note 28(b), the Group's effective equity interest in Varitronix Pengyuan decreased from 100% to 90% on 19 July 2006 as a result of the transfer of the Group's 10% equity interest in Great Boom, the immediate holding company of Varitronix Pengyuan, to Harvest King.

(b) Acquisition of additional equity interest in Varitronix Pengyuan Electronics

On 19 July 2006, pursuant to the agreement with Harvest King signed on 8 November 2005, the Company transferred, through Varitronix BVI, to Harvest King a 10% interest in the share capital of Great Boom, and Harvest King transferred to Varitronix Marketing its entire 20% equity interest in Varitronix Pengyuan Electronics on the same date. As a result, the Group's equity interest in Varitronix Pengyuan Electronics increased from 80% to 90% effective on the same date. The premium on acquisition of minority interests of Varitronix Pengyuan Electronics amounting to $3,546,000 has been recognised directly in shareholders' equity.

29 FINANCIAL INSTRUMENTS

Exposure to credit, liquidity and interest rate risks arises in the normal course of the Group's business. These risks are limited by the Group's financial management policies and practices described below.

(a) Credit risk

The Group's credit risk is primarily attributable to accounts receivable and other receivables. Management has a credit policy in place and exposures to these credit risks are monitored on an ongoing basis.

Credit evaluations are performed on all customers requiring credit over a certain amount. Customers are generally granted credit terms of 30 - 90 days. Normally, the Group does not obtain collateral from customers.

Bank deposits and cash at bank are placed with reputable banks.

At the balance sheet date, the Group has a certain concentration of credit risk as 16% (2005: 28%) of the total accounts receivable and other receivables was due from the Group's five largest customers.

The maximum exposure to credit risk is represented by the carrying amount of accounts receivable and other receivables in the balance sheet.

29 FINANCIAL INSTRUMENTS (continued)

(b) Liquidity risk

The Group's policy is to regularly monitor current and expected liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term. The Company also monitors closely the cash flows of its subsidiaries. Generally, the Company's subsidiaries are required to obtain the Company's approval for activities such as investment of surplus cash, raising of loans and settlement of suppliers' invoices beyond certain limits.

(c) Interest rate risk

Bank deposits and cash, and bank loans are the major types of the Group's financial instruments subject to interest rate risk. All financial instruments of the Group would be repriced before maturity.

The bank deposits and cash comprise mainly bank deposits with fixed interest rates ranging from 2.50% to 4.81% per annum and the maturity dates of these bank deposits are within 1 year.

The bank loans bear interest at 0.50% per annum over the 7-day HIBOR and are repayable within 1 year. Other details of the bank loans are set out in note 21.

(d) Foreign currency risk

Forecast transactions

The Group is exposed to foreign currency risk primarily through sales and purchases that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily Euros, United States dollars, Japanese Yen and Renminbi.

(e) Fair values

No disclosure of fair value is required as all the Group's financial instruments are carried at amounts not materially different from their fair values as at 31 December 2006.

30 COMMITMENTS

(a) Capital commitments representing purchase of property, plant and equipment not provided for in the financial statements were as follows:

	The Group	
	2006	2005
	$'000	$'000
Contracted for	**9,663**	1,989

(b) Other commitments

At 31 December 2006 in addition to the above, the Group had commitments to contribute capital of $Nil (2005: $38,400,000) for the acquisition of all the remaining interest, not held by the Group, in a non-wholly owned subsidiary in the PRC.

30 COMMITMENTS (continued)

(c) At 31 December 2006, the total future minimum lease payments under non-cancellable operating leases for properties are payable as follows:

	2006	2005
	$'000	$'000
Within 1 year	**4,728**	3,836
After 1 year but within 5 years	**4,351**	2,685
	9,079	6,521

31 CONTINGENT LIABILITIES

Financial guarantees issued

As at the balance sheet date, the Company has issued guarantees to banks in respect of a banking facility granted to certain subsidiaries.

As at the balance sheet date, the directors do not consider it probable that a claim will be made against the company under any of the guarantees. The maximum liability of the Company at the balance sheet date under the guarantees issued and the facility drawn down by the subsidiaries was $50,692,000 (2005: $99,992,000).

32 MATERIAL RELATED PARTY TRANSACTIONS

In addition to the transactions and balances disclosed elsewhere in these financial statements, the Group entered into the following material related party transactions.

Key management personnel remuneration

Remuneration for key management personnel, including amounts paid to the Company's directors is disclosed in note 6 and certain of the highest paid employees is disclosed in note 7.

33 SUBSEQUENT EVENT

On 29 December 2006, the Standing Committee of the Tenth National People's Congress ("NPC") passed a resolution to submit the draft corporate income tax law to the Tenth NPC plenary session for voting. According to the income tax law that was passed by NPC on 16 March 2007, the PRC corporate income tax rate will be revised to 25% with effect from 1 January 2008. Since implementation measures on transitional policy of preferential tax rate granted according to current tax law and administrative regulations is not yet announced, the financial impact of the new tax law cannot be reasonably estimated at this stage.

34 POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED 31 DECEMBER 2006

Up to the date of issue of these financial statements, the HKICPA has issued the number of amendments, new standards and interpretations which are not yet effective for the accounting period ended 31 December 2006 and which have not been adopted in these financial statements.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group's results of operations and financial position.

In addition, the following developments may result in new or amended disclosures in the financial statements:

		Effective for accounting periods beginning on or after
HKFRS 7	Financial instruments: disclosures	1 January 2007
Amendment to HKAS 1	Presentation of financial statements: capital disclosures	1 January 2007

(Expressed in Hong Kong dollars)

	Year ended 31 December				
	2002	2003	2004	2005	**2006**
	$'000	$'000	$'000	$'000	**$'000**
Results:					
Turnover	1,085,558	1,274,788	2,006,331	1,979,807	**1,867,075**
Profit/(loss) from operations	140,838	197,295	249,169	(166,530)	**199,999**
Finance costs	(3,134)	(2,913)	(5,245)	(6,785)	**(3,297)**
Share of losses of associate	(1,654)	(11,706)	–	–	–
Profit/(loss) before taxation	136,050	182,676	243,924	(173,315)	**196,702**
Income tax	(10,863)	(14,440)	(28,102)	(31,004)	**(33,358)**
Profit/(loss) for the year	125,187	168,236	215,822	(204,319)	**163,344**
Attributable to:					
Equity shareholders of the Company	118,219	151,241	192,712	(178,976)	**173,228**
Minority interests	6,968	16,995	23,110	(25,343)	**(9,884)**
Profit/(loss) for the year	125,187	168,236	215,822	(204,319)	**163,344**
Assets and liabilities:					
Fixed assets	398,080	414,662	412,077	369,647	**335,619**
Intangible assets	–	28,672	27,050	–	–
Goodwill	31,704	30,022	28,340	–	–
Interest in associate	16,254	5,289	–	–	–
Other financial assets	226,765	171,610	60,489	185,325	**73,534**
Deferred tax assets	–	77	1,423	8,725	**4,957**
Net current assets	786,624	858,043	1,115,559	790,722	**928,200**
Total assets less current liabilities	1,459,427	1,508,375	1,644,938	1,354,419	**1,342,310**
Convertible notes	(31,200)	(31,200)	(31,200)	(30,109)	–
Deferred tax liabilities	(10,143)	(10,576)	(6,800)	(1,373)	**(240)**
NET ASSETS	1,418,084	1,466,599	1,606,938	1,322,937	**1,342,070**

Five Year Summary

(Expressed in Hong Kong dollars)

	Year ended 31 December				
	2002	2003	2004	2005	**2006**
	$'000	$'000	$'000	$'000	**$'000**
Capital and reserves					
Share capital	76,023	77,574	79,059	80,614	**80,856**
Reserves	1,313,679	1,349,644	1,471,971	1,208,531	**1,241,598**
Total equity attributable to equity shareholders of the Company	1,389,702	1,427,218	1,551,030	1,289,145	**1,322,454**
Minority interests	28,382	39,381	55,908	33,792	**19,616**
TOTAL EQUITY	1,418,084	1,466,599	1,606,938	1,322,937	**1,342,070**
Earnings/(loss) per share (HK cents)					
Basic	37	49	62	(56)	**54**
Diluted	37	49	61	(56)	**54**

Note to the five year summary

In 2005, the Group adopted a number of new and revised HKFRSs issued by the HKICPA as part of its ongoing programme to align HKFRSs with International Accounting Standards. Under the transitional arrangements, a number of the new standards were adopted prospectively, such as HKAS 32, Financial Instruments: Disclosure and Presentation and HKAS 39, Financial Instruments: Recognition and Measurement whilst Amendments to HKFRS 2, Share-based payments were adopted retrospectively but using applicable transitional provisions. In the above analysis, the figures for 2004 and earlier years have only been restated to the extent that the new accounting policies were adopted retrospectively.

Properties held by the Group

At 31 December 2006

	Location	Existing use	Percentage holding
1.	Tseung Kwan O Town Lot No. 39 Kowloon.	Warehouse	100%
2.	4th Floor and the attached flat roofs, Liven House, Nos. 61-63 King Yip Street, Kwun Tong, Kowloon.	Office and Warehouse	100%
3.	9th Floor, Liven House, Nos. 61-63 King Yip Street, Kwun Tong, Kowloon.	Office	100%
4.	10th Floor & 11th Floor, Liven House, Nos. 61-63 King Yip Street, Kwun Tong, Kowloon.	Office	100%
5.	Flat G, 22nd Floor, Tower 1, Yue Man Centre, Nos. 300 and 302 Ngau Tau Kok Road, Kwun Tong, Kowloon.	Staff quarters	100%
6.	Flat B, 13th Floor, Tower 1, Yue Man Centre, Nos. 300 and 302 Ngau Tau Kok Road, Kwun Tong, Kowloon.	Staff quarters	100%
7.	Rooms 1003 and 1004, 10th Floor, Tower B Hunghom Commercial Centre No. 37 Ma Tau Wai Road, Kowloon	Leased	100%
8.	Plot 40, Phase 4, Bayan Lepas Free Trade Zone, 11900 Bayan Lepas, Penang, Malaysia.	Vacant	100%

	Location	Existing use	Percentage holding
9.	Sri Penang 6-2, Lega Road, Penang, Malaysia.	Vacant	100%
10.	Dongpu Town, Yuancheng District, Heyuan City, Guangdong, The People's Republic of China.	Industrial	90.1%
11.	Tangliaoxiacun, Xintang, Administrative Region, Dongpu Town, Yuancheng District, Heyuan City, Guangdong, The People's Republic of China.	Industrial	100%
12.	128 Heyuan Road, Yuancheng District Heyuan City, Guangdong, The People's Republic of China	Industrial	100%
13.	Flat C601-604, 6th Floor, Block 10, Nam Wai Centre, Buket, Baoan County, Guangdong Province, The People's Republic of China.	Staff quarters	100%
14.	Unit 3 Milbanke Court, Milbanke Way, Bracknell, Berkshire, United Kingdom.	Office	100%

Note: The above properties are either freehold, held on long or medium-term leases or have no specified lease term.



BOARD OF DIRECTORS

Chang Chu Cheng, *Chairman*
Ko Chun Shun, Johnson, *Chairman*
Tsoi Tong Hoo, Tony
Ho Te Hwai, Cecil
Lo Wing Yan, William*
Yuen Kin*
Hou Ziqiang*

* *Independent Non-executive Directors*

SECRETARY

Ho Te Hwai, Cecil

SOLICITORS

Baker & McKenzie

INDEPENDENT AUDITORS

KPMG
Certified Public Accountants

BANKERS

HSBC Private Bank (Suisse) SA
Citibank, N.A.
Standard Chartered Bank
Shanghai Commercial Bank Limited

REGISTERED OFFICE

Clarendon House
2 Church Street
Hamilton HM11
Bermuda

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS

9/F Liven House
61-63 King Yip Street
Kwun Tong
Hong Kong

PRINCIPAL SHARE REGISTRARS

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

HONG KONG BRANCH SHARES REGISTRARS

Computershare Hong Kong Investor Services Limited
Shops 1712-16, 17th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

ADR DEPOSITARY

The Bank of New York
American Depositary Receipts
101 Barclay Street, 22W
New York, NY 10286
USA

WEB SITE

http://www.varitronix.com

END



Varitronix International Limited

9/F, Liven House, 61-63 King Yip Street,
Kwun Tong, Kowloon,
Hong Kong

www.varitronix.com